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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
to
FORM 1-A /A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933


SEC MAIL
RECEIVED
PROCESSING
NOV 29 2010
WASH. D.C.
211
SECTION

Richland Resources Corporation
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

1513 Houston St., Sulphur Springs, TX, 75482
903-439-6414
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

The Corporation Trust Co.
1209 Orange St., Wilmington, DE, 19081
302-658-7581
(Name, address, including zip code, and telephone number, including area code, of agent for service)

1311	27-2892875
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.51 *et seq.* Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II, and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:
(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.
(2) Any engineering, management or similar report referenced in the offering circular.
(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I – NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

(a) Directors of the Issuer:

Kenneth Goggans
Business Address
1513 Houston St.
Sulphur Springs, TX 75482
Residential Address
141 CR 1104
Sulphur Springs, TX 75482

(b) Officers of the Issuer:

Kenneth Goggans
Business Address
1513 Houston St.
Sulphur Springs, TX 75482
Residential Address
141 CR 1104
Sulphur Springs, TX 75482

Shannon Cornelison-Brown
Business Address
1513 Houston St.
Sulphur Springs, TX 75482
Residential Address
212 McCann
Sulphur Springs, TX 75482

Craig S. Royal
Business Address
777 Main St.
Suite 3460
Ft. Worth, TX 76102
Residential Address
2322 Stanley Avenue
Fort Worth, TX 76110

Brent Johnson
Business Address
777 Main St.
Suite 3460
Ft. Worth, TX 76102
Residential Address
5420 Teak Ct
Midlothian, TX 76065

Gary W. McBride
Business Address
1513 Houston St.
Sulphur Springs, TX 75482
Residential Address
3775 S. FM 730
Decatur, TX 76234

Roy L. Yates
Business Address
777 Main St.
Suite 3460
Ft. Worth, TX 76102
Residential Address
132 Pepperbush Lane
Aledo, TX 76008

Hubert C. Vaughn
Business Address
1513 Houston St.
Sulphur Springs, TX 75482
Residential Address
776 FM 1536
Sulphur Springs, TX 75482

Robert B. Daws
Business Address
777 Main St.
Suite 3460
Ft. Worth, TX 76102
Residential Address
951 Finney Drive
Weatherford, TX 76131

(c) General Partners of the Issuer: n/a

(d) Record owners of 5 percent or more of any class of the Issuer's equity securities:

Kenneth Goggans(1)
Business Address
1513 Houston St.
Sulphur Springs, TX 75482
Residential Address
141 CR 1104
Sulphur Springs, TX 75482

MKM Management, LLC(2)
Business Address
130 N. Hillcrest Dr.
Sulphur Springs, TX 75482

McKenzie Investments, Ltd.(2)
Business Address
130 N. Hillcrest Dr.
Sulphur Springs, TX 75482

Danny R. Goggans(3)
Residential Address
269 County Road 1104
Sulphur Springs, TX 75482

Michael Ryan McKenzie(4)
Residential Address
457 Turtle Creek Dr.
Sulphur Springs, TX 75482

Manek Energy, Inc.(5)
Business Address
141 CR 1104
Sulphur Springs, TX 75482

---

(1) Mr. Goggans is the record owner of more than 5% of the outstanding shares of both Class A Common Stock and Class B Common Stock of the Issuer.
(2) Each of MKM Management, LLC and McKenzie Investments, Ltd. are record owners of 5% or more of the Class B Common Stock of the Issuer. Both of these entities are 100% owned by Michael K. McKenzie, who is the father of Michael Ryan McKenzie.
(3) Mr. Goggans, who is the father of Kenneth Goggans, is the record owner of more than 5% of the outstanding shares of Class B Common Stock of the Issuer.
(4) Mr. McKenzie, who is the son of Michael K. McKenzie, is the record owner of more than 5% of the outstanding shares of Class B Common Stock of the Issuer.
(5) Manek Energy, Inc. is the record owner of more than 5% of the outstanding shares of the Class B Common Stock of the Issuer. This entity is 100% owned by Kenneth Goggans.

(e) Beneficial owners of 5 percent or more of any class of the Issuer's equity securities:

Kenneth Goggans(1)
Business Address
1513 Houston St.
Sulphur Springs, TX 75482
Residential Address
141 CR 1104
Sulphur Springs, TX 75482

MKM Management, LLC(2)
Business Address
130 N. Hillcrest Dr.
Sulphur Springs, TX 75482

McKenzie Investments, Ltd.(2)
Business Address
130 N. Hillcrest Dr.
Sulphur Springs, TX 75482

Danny R. Goggans(3)
Residential Address
269 County Road 1104
Sulphur Springs, TX 75482

Michael Ryan McKenzie(4)
Residential Address
457 Turtle Creek Dr.
Sulphur Springs, TX 75482

Michael K. McKenzie(5)
Residential Address
130 N. Hillcrest Dr.
Sulphur Springs, TX 75482

---

(1) Mr. Goggans beneficially owns more than 5% of the outstanding shares of both Class A Common Stock and Class B Common Stock of the Issuer.
(2) Each of MKM Management, LLC and McKenzie Investments, Ltd. beneficially owns 5% or more of the Class B Common Stock of the Issuer. Both of these entities are 100% owned by Michael K. McKenzie, who is the father of Michael Ryan McKenzie.
(3) Mr. Goggans, who is the father of Kenneth Goggans, beneficially owns more than 5% of the outstanding shares of Class B Common Stock of the Issuer.

(4) Mr. McKenzie, who is the son of Michael K. McKenzie, beneficially owns more than 5% of the outstanding shares of Class B Common Stock of the Issuer.

(5) Michael K. McKenzie is the 100% owner of both MKM Management, LLC and McKenzie Investments, Ltd. Due to Michael K. McKenzie's ownership in both these entities, Michael K. McKenzie beneficially owns more than 5% of the outstanding shares of Class B Common Stock of the Issuer. Michael K. McKenzie is the father of Michael Ryan McKenzie.

(f) Promoters of the Issuer:

Kenneth Goggans
Business Address
1513 Houston St.
Sulphur Springs, TX 75482
Residential Address
141 CR 1104
Sulphur Springs, TX 75482

(g) Affiliates of the Issuer:

Kenneth Goggans(1)
Business Address
1513 Houston St.
Sulphur Springs, TX 75482
Residential Address
141 CR 1104
Sulphur Springs, TX 75482

Manek Energy, Inc.(1)
Business Address
141 County Road 1104
Sulphur Springs, TX 75482

Manek Equipment, Inc.(1)
Business Address
141 County Road 1104
Sulphur Springs, TX 75482

Manek Exploration, Inc.(1)
Business Address
141 County Road 1104
Sulphur Springs, TX 75482

---

(1) Due to his ownership of all of the outstanding shares of Class A Common Stock of the Company, Mr. Goggans is able to control all matters submitted to stockholders of the Issuer for approval. Mr. Goggans also owns all of the outstanding capital stock of Manek Energy, Inc., Manek Equipment, Inc., and Manek Exploration, Inc. and therefore these companies are affiliates with the Issuer due to being under common control.

(h) Counsel to the Issuer with respect to the proposed offering:

Paul W. Talbot, Esq.
777 Main St.
Suite 3460
Ft. Worth, TX 76102

(i) Each underwriter with respect to the proposed offering: n/a

(j) The underwriter's directors: n/a

(k) The underwriter's officers: n/a

(l) The underwriter's general partners: n/a

(m) Counsel to the underwriter: n/a

ITEM 2. **Application of Rule 262**

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262, so this question is not applicable to the Issuer.

ITEM 3. **Affiliate Sales**

The proposed offering does not involve the resale of securities by affiliates of the Issuer.

ITEM 4. **Jurisdictions in Which Securities Are to be Offered**

(a) Currently, the Issuer does not intend for the securities to be offered by underwriters, dealers or salespersons.

(b) Currently, the Issuer intends to offer the securities only in the state of Texas. The securities will be offered to accredited investors through the efforts of the Issuer's officers and directors on a best efforts basis in reliance upon one or more exemptions from registration available under the Texas Securities Act and applicable rules under that Act.

ITEM 5. **Unregistered Securities Issued or Sold Within One Year**

(a) Within one year prior to the filing of this Form 1-A, the Issuer sold shares of its restricted capital stock in the amounts and for the consideration indicated to the persons below. No other sales of securities were made by the Issuer, or any predecessors, or affiliated issuers within one year prior to filing this Form 1-A.

On June 16, 2010, in connection with its formation, the Issuer sold 100 shares of its Class A Common Stock to Kenneth Goggans, the Issuer's founder, sole Director and Chief Executive Officer, in exchange for $1.00 and his services in forming and organizing the Issuer.

On August 5, 2010, the Issuer sold 70,000,000 shares of its Class A Common Stock and 10,000,000 shares of its Class B Common Stock to Kenneth Goggans in exchange for (i) approximately $20,000, (ii) the contribution of an interest in a prospective well in Wood County, Texas, and (iii) Mr. Goggans' agreement to provide future financial support in such amounts as may be necessary to support the Issuer's operations until the Issuer reaches cash flow positive status, subject to a cap of $1,000,000. Based on Mr. Goggans' cost basis in his interest in the prospective well, the Issuer valued the property contributed by Mr. Goggans in connection with this sale at $399,028 at the time of its contribution to the Company.

On August, 5, 2010, the Issuer sold 10,000,000 shares of its Class A Common Stock to Manek Energy, Inc., a company wholly owned by Kenneth Goggans, in exchange for approximately $133,333 of indebtedness owed by the Issuer to Manek Energy in connection with operational services delivered to the Issuer from the date of its incorporation through August 5, 2010.

On August 6, 2010, the Issuer issued 2,000,000 shares of Class B Common Stock to MKM Investments, LLC, 1,000,000 shares of Class B Common Stock to McKenzie Investments, LLC and an aggregate of 1,095,000 shares of Class B. Common Stock to family members of Michael K. McKenzie and M. Ryan McKenzie. They received these shares as gifts from Kenneth Goggans and paid nothing for them.

(b) No unregistered securities of the Issuer or any of its predecessors or affiliated issuers were sold within one year prior to filing this Form 1-A by or for any person who, at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer.

(c) The offers and sales made by the Issuer, as disclosed in paragraph (a) of this Item 5, were made pursuant to an exemption available under Section 4(2) of the Securities Act of 1933. Richland believes that Section 4(2) of the Securities Act of 1933 was available for the transactions because the offers and sales were made without any advertisement or public solicitation to a small number of investors each of which are accredited within the meaning of the Securities Act of 1933.

ITEM 6. Other Present or Proposed Offerings

Richland currently anticipates offering additional shares of Class B Common Stock after the completion of this offering pursuant to a registration statement to be filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933. The amount, price and other terms of such offering have not been determined.

ITEM 7. Marketing Arrangements

(a) Neither the Issuer nor, to the best of the Issuer's knowledge, any person named in response to Item 1 above knows of any arrangement for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any securities to be offered; or

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) The Issuer does not intend for the securities to be offered by underwriters so this question is not applicable to the Issuer.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the Issuer or any of its parents or subsidiaries or was connected with the Issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

The Company did not use a publication authorized by Rule 254 prior to filing this notification.

PART II – OFFERING CIRCULAR

[The Offering Circular begins on the following page.]

PRELIMINARY OFFERING CIRCULAR, dated November 26, 2010


RICHLAND
RESOURCES
TM

Richland Resources Corporation

(Exact name of Company as set forth in Charter)

Type of Securities Offered: Class B Common Stock
Maximum number of securities offered: 5,000,000 shares
Minimum number of securities offered: 0 shares
Price per security: $1.00
Total proceeds: If maximum sold: $5,000,000 If minimum sold: $0
(See Question Nos. 9 and 10)

Is a commissioned selling agent selling the securities in this offering?	[ ] Yes [x] No
If yes, what percent is commission of price to public?	Not Applicable
Is there other compensation to selling agent(s)?	[ ] Yes [x] No
Is there a finder's fee or similar payment to any person?	[ ] Yes [x] No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained?	[ ] Yes [x] No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals?	[x] Yes [ ] No (See Question No. 25)
Is transfer of the securities restricted?	[x] Yes [ ] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOS NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company

[ ] Has never conducted operations.
[x] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):

This offering has not been registered for offer and sale in any states.

The date of this Offering Circular is __, 2010.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 45 pages.

FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements based on our current expectations, assumptions, estimates, and projections about us and our industry. These forward-looking statements involve risks and uncertainties and include, in particular, statements about our plans, strategies, and prospects.

You can identify certain forward-looking statements by our use of forward-looking terminology such as the words "may," "will," "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to the factors described in the "Risk Factors" section and elsewhere in this Offering Circular. We do not undertake to update or revise these forward-looking statements to reflect new events or circumstances.

THE COMPANY

1. Exact corporate name: Richland Resources Corporation

State and date of incorporation: Delaware, June 16, 2010

Street Address of principal office: 1513 Houston St., Sulphur Springs, TX 75482

Company Telephone Number: (903) 439-6414

Fiscal year: December 31st

Person(s) to contact at Company with respect to offering: Kenneth Goggans, Chief Executive Officer

Telephone Number (if different from above): Not Applicable

RISK FACTORS

2. List in order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) Our lack of operating history makes it difficult for you to evaluate our Company's performance and make predictions about our future.

Our Company was recently established and has no operating history upon which you can evaluate our performance. Before investing in our Company you should consider the risks and difficulties we may encounter as an early-stage company in a competitive market. These risks include our ability to raise adequate equity and debt financing, implement our business model, anticipate and adapt to rapid changes in the industry, and to implement new technologies to enhance production. Our current and prospective management team consists of a mixture of members drawn from two separate companies and our teams have not worked together as a whole in the past. Further, one key prospective member of our management team who has accepted an offer of employment with us is not expected to start until January 2011, and we cannot assure you that he will do so. If we fail to successfully manage these risks, our business will suffer. We cannot assure you that we will successfully address these risks or that our business strategy will be successful.

(2) Cash raised from this offering will be insufficient to fund our needs.

The business of exploring for, developing, and acquiring oil and gas production is capital intensive. We currently anticipate that the net proceeds from this offering will be insufficient for our capital expenditure requirements. As a result, we anticipate the need to raise additional funds through additional public or private offerings of debt or equity securities in order to:

- Take advantage of lease opportunities, including acquisitions of production or businesses;
- Develop new wells;
- Respond to market needs; and
- Compete for additional staffing both managerial and skilled labor.

The additional financing that we will need in the future for such purposes may not be available on terms favorable to us, if at all. In particular, lending markets have been severely constrained in recent months and may remain challenging for the foreseeable future. As a result, we cannot assure you that we will be successful in obtaining acceptable bank financing. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of opportunities, acquire leases or services, or otherwise respond to unanticipated competitive pressures. In that case, our business, operating results, and financial condition could be materially impacted.

Additionally, our founder and majority stockholder prior to this offering, Kenneth Goggans, has agreed to financially support our operations to the extent necessary through the time we acquire production that covers our expenses, subject to a cap of $1,000,000. If we are unable to acquire sufficient production to cover our expenses prior to reaching this cap, or if Mr. Goggans defaults on this obligation, we would be required to fund our operations from the proceeds of this offering or through funding obtained by other means. We have not established a minimum amount of funds that must be raised prior to our using the proceeds from any subscriptions that are submitted, and we cannot assure you that any funds raised in this offering will be sufficient to support our operations. If we were unable to support our operations through the proceeds of this offering, we would be required to obtain financing through other means and if such financing were not to be available on acceptable terms, we would be required to scale down or cease operations.

(3) The loss of our Chief Executive Officer and sole Director could adversely affect our business.

We depend to a large extent on the efforts and continued employment of Kenneth Goggans, our Chief Executive Officer and sole Director. The loss of his services would adversely affect our business. We currently do not carry key man life insurance on Mr. Goggans, although we intend to obtain such a policy in the future. While Mr. Goggans owns a majority of our capital stock, he is not party to any employment or non-compete agreement with us.

(4) Operational risks in our business are numerous and could materially impact our business.

Our operations will involve operational risks and uncertainties associated with drilling for, and production and transportation of, oil and natural gas, all of which can affect our operating results. Our operations may be materially curtailed, delayed, or canceled as a result of numerous factors, including:

- The presence of unanticipated pressure or irregularities in formations;
- Accidents;
- Title problems;
- Weather conditions;
- Compliance with governmental requirements;
- Shortages or delays in the delivery of equipment;
- Injury or loss of life;
- Severe damage to or destruction of property, natural resources and equipment;
- Pollution or other environmental damage;
- Clean-up responsibilities;
- Regulatory investigation and penalties; and
- Other losses resulting in suspension of our operations.

In developing new wells and leases, we may fail to develop commercially viable wells in a timely or cost effective manner or we may experience difficulties that could delay or prevent the successful production and development of these wells. Any such failures could materially adversely affect, or cause us to cease, our operations.

(5) A substantial decrease in oil and natural gas prices would have a material adverse impact on our business.

Historically, the markets for oil and natural gas have been volatile and the markets are likely to remain volatile. A decline in prices could adversely affect our financial position, financial results, cash flows, access to capital, and ability to grow. Our revenues, operating results, profitability and future rate of growth will be largely dependent on the prices of the oil and natural gas that we sell. In addition, our capital intensive business model calls for a relatively high leverage ratio and our viability could be challenged if prices were to decline to a level at which we were unable to support our debt service obligations at that time. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. Fluctuations in oil and natural gas prices may result from relatively minor changes in supply and demand for oil and natural gas as a result of factors beyond our control, including, but not limited to:

- Worldwide and domestic supplies of oil and natural gas;
- The level of consumer and business demand;
- The price and availability of alternative fuels;
- Weather conditions;
- The price and level of foreign imports;
- Political instability or armed conflict in oil and natural gas producing regions;
- Domestic and foreign governmental regulations and taxes;
- The ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;
- The availability of pipeline capacity; and
- The overall economic environment.

(6) Hedging transactions may limit our potential gains and involve other risks.

To manage our exposure to price risk, we intend, from time to time, to enter into hedging arrangements, utilizing commodity derivatives with respect to a significant portion of our future production. We have no experience in hedging our production and we cannot assure you that we will be able to structure any such hedging arrangements successfully.

The goal of these hedges would be to lock in prices so as to limit volatility and increase the predictability of cash flow. Such transactions would limit our potential gains if oil and gas prices rise above the price established by the hedge.

In addition, hedging transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

- Our production is less than expected;
- The counterparties to our futures contracts fail to perform under the contracts; or

- An event materially affects oil or gas prices or the relationship between the hedged price index and the oil and gas sales price.

We cannot assure you that any hedging transactions we may enter into will adequately protect us from declines in the prices of oil and gas. On the other hand, where we choose not to engage in hedging transactions in the future, we may be more adversely affected by changes in oil and gas prices than our competitors who engage in hedging transactions.

(7) The offering price per share was set arbitrarily.

The offering price per share has been determined by us at our discretion and should not be regarded as an indication of the value of or any future market price of the Class B Common Stock. There is no direct relationship between the price per share and the contemplated earnings, book value or other objective standards for valuing the worth of the Company. The price is based upon the proceeds we want to receive and the amount of ownership in the Company we are willing to sell. (See "Offering Price Factors")

(8) Investors in this offering will suffer immediate and substantial dilution in the net tangible book value of their shares.

The offering price is substantially higher than what our Chief Executive Officer and his affiliates have paid for their shares and higher than the pro forma net tangible book value per outstanding share. (See response to Question No.7)

(9) Competition in the oil and natural gas industry is intense.

We will compete with major integrated oil and natural gas companies and independent oil and natural gas companies in all areas of operation. In particular, we will compete for property acquisitions and for the equipment and labor required to operate and develop these properties. Many of our competitors have substantially greater financial and other resources than we have. In addition, larger competitors may be able to absorb the burden of any changes in federal, state, and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and may be able to define, evaluate, bid for, and purchase a greater number of properties and prospects than we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties, and to consummate transactions in this highly competitive environment.

(10) Nearly all of our shares are beneficially owned by Kenneth Goggans.

Kenneth Goggans and his affiliates beneficially own, and will continue to own after this offering, 100% of our outstanding Class A Common Stock and a significant percentage of our Class B Common Stock. Mr. Goggans currently owns 51.3% of our Class B Common Stock. However, since each share of our Class A Common Stock is entitled to ten votes on any matter submitted for stockholders' approval and is convertible into shares of Class B Common Stock at the holder's election on a one for one basis, Mr. Goggans can elect at any time to convert his Class A Common Stock into shares of Class B Common Stock and own a larger percentage of our Class B Common Stock than he owns currently. With these superior voting rights, even of all shares being offered are sold, Mr. Goggans and his affiliates will beneficially hold 98.7% of the voting power of all outstanding shares of the Company combined, and, accordingly, Mr. Goggans will be able to control all decisions requiring stockholder approval, including election of our board of directors and approval of any proposed mergers or other business combinations. (See "Principal Stockholders")

(11) Governmental regulations could adversely affect our business.

Our business is subject to certain federal, state, and local laws and regulations on taxation, the exploration for and development, production, and marketing of oil and natural gas, and environmental and safety matters. Many laws and regulations require drilling permits and govern the spacing of wells, rates of production, prevention of waste and other matters. These laws and regulations increase the costs of our operations. In addition, these laws and regulations, and any others that are passed by the jurisdictions where we expect to develop production, could limit the total number of wells drilled or the allowable production from successful wells, which could limit our revenues. We have not obtained drilling or operating permits in any jurisdictions to date. A delay in obtaining permits could cause a delay in the commencement of drilling activities. (See response to Question No. 3(i))

Laws and regulations relating to our business frequently change, and future laws and regulations, including changes to existing laws and regulations, could adversely affect our business.

(12) Environmental liabilities could have a material impact on our business.

In the event of a release of oil, natural gas or other pollutants from our operations into the environment, we could incur liability for any and all consequences of such release, including personal injuries, property damage, cleanup costs and governmental fines. These materials could potentially be discharged into the environment in several ways, including:

- From a well or drilling equipment at a drilling site;
- Leakage from gathering systems, pipelines, transportation facilities and storage tanks; and
- Damage to oil and natural gas wells resulting from accidents during normal operations.

In addition, because we currently have and may acquire additional interests in properties that are or have been operated in the past by others, we may be liable for environmental damage, including historical contamination, caused by the former operators. To the extent that we incur any environmental liabilities, it could have a material impact on the results of our operations and/or our financial condition. (See response to Question No. 3(i))

(13) Our business depends on oil and natural gas transportation facilities, none of which are owned by us.

The marketability of our oil and natural gas production will depend in large part on the availability, proximity, and capacity of pipeline, and in some cases, trucking systems, owned by third parties. The unavailability or lack of available capacity of these systems and facilities could result in the shut-in of any producing wells we acquire or the delay or discontinuance of drilling plans for properties we acquire. Although we anticipate developing contractual control over the transportation of our product, material changes in these or any such business relationships could materially affect our operations. Federal and state regulation of oil and natural gas production and transportation, tax and energy policies, changes in supply and demand, pipeline pressures, damage to or destruction of pipelines and general economic conditions could adversely affect our ability to produce, gather, and transport oil and natural gas.

(14) Estimates of the present value of proved oil and natural gas reserves are not precise.

There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and their values, including many factors beyond our control. The accuracy of any reserve estimate is a function of the quality of available data, the precision of the engineering, and geological interpretation. As a result, estimates of different engineers often vary. The estimates of reserves, future cash flows, and present value are based on various assumptions, including those prescribed by the Securities and Exchange Commission, and are inherently imprecise. Actual future production, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from our estimates. Our estimates regarding our sole existing property were developed by the operator of the property, rather than by an independent engineering firm, and we cannot assure you that these estimates are reliable.

(15) We have broad discretion as to the use of the offering proceeds, and the investment of these proceeds may not yield a favorable return.

We currently intend to use the proceeds of the offering to acquire existing production in the Permian Basin. However, our management has broad discretion over how these proceeds are used and could spend most of these proceeds in ways with which our stockholders may not agree. The proceeds may be invested in ways that do not yield favorable returns. (See "Use of Proceeds")

(16) A trading market for the shares does not and may not ever exist.

There is no current trading market for our shares and we cannot assure you that a trading market will develop after the close of this offering that would enable purchasers of the shares to resell them. Investors in the offering will be subject to certain resale restrictions including making representations that they intend to hold the shares for at least 12 months, entering an agreement not to resell unless the shares are registered under applicable securities laws or are exempt from such registration and placing legends on the certificates representing the shares noting the existence of transfer restrictions. Investors should be able to satisfy their financial needs without the use of money used to purchase shares in this offering.

(17) We have the right to, and expect to, issue additional shares of common stock and/or preferred stock without stockholder approval.

We have authorized capital of 100,000,000 shares of Class A Common Stock, 400,000,000 shares of Class B Common Stock, and 100,000,000 shares of Preferred Stock. The rights and restrictions associated with the Preferred Stock may be determined by our Board of Directors at the time of issuance without obtaining prior stockholder approval. If we are successful in selling the maximum number of shares being offered, 80,000,100 Class A Common shares and 15,000,000 shares of Class B Common shares will be issued and outstanding. Except for 80,000,100 shares of Class B Common Stock, which have been reserved for issuance upon the conversion of the outstanding Class A Common shares, our Board of Directors has authority, without action or vote of our stockholders, to issue all or part of the authorized but unissued shares. Any such issuance will dilute the percentage ownership of our stockholders and may dilute the book value of the Class A Common shares and Class B Common shares outstanding.

(18) This offering is conducted on a self underwritten, "best efforts" basis, which raises certain risks.

The securities are being offered on a "best efforts" basis by our officers, for which they will receive no additional compensation other than their salaries as officers of the Company. Our officers have had no experience in selling our Class B Common Stock or any other securities, so they may not be able to raise the maximum funds sought in this offering. Because we have not established a minimum amount of funds that must be raised, we will be able to use the proceeds of any subscription we receive immediately upon acceptance of the subscription by us. If we raise significantly less than the $5,000,000 maximum offering price, we may not have sufficient capital to fulfill our business plan and the shares you purchase may be less valuable to the extent that they represent ownership in a business without sufficient capital to realize its objectives.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Richland Resources Corporation is an independent oil and gas exploration and production company focused on building a balanced and diversified portfolio of oil and gas reserves and production revenue through the acquisition of properties with solid, long-term existing production and enhancement potential and the development of diversified, multi-well developmental and defined-risk exploratory drilling opportunities. Our primary near term goal is to selectively acquire producing oil and gas properties and leverage the experience and expertise of our management team to redevelop the properties, resulting in increased production and lower operating costs. We believe that making strategic acquisitions of proven fields with a long standing history of production and utilizing proven technologies to increase overall field output mitigates some of the risks associated with oil and gas exploration and production. Longer term, we intend to supplement these lower risk activities, when appropriate, by acquiring exploratory drilling opportunities to the extent that we locate properties that we believe have highly desirable risk-return characteristics.

Our Company was founded in June 2010 to capitalize on the talents and experience of a group of seasoned oil and gas industry executives drawn from the management teams of Manek Energy, Inc., after its February 2010 divestiture of certain assets to Weatherford International, Ltd., and Encore Acquisition Company, after its 2009 acquisition by Denbury Resources, Inc.. Prior to the divestiture of certain assets to Weatherford International, Ltd., Manek Energy provided well completion services for several independent operators active in the Marcellus Shale of the Appalachian region. Prior to being purchased by Denbury Resources, Inc., Encore Acquisition Company was a leading oil exploration and production company with extensive operations in the Permian Basin of West Texas and the Bakken Shale of North Dakota and Montana. We believe that the combined oil and gas experience of our executives positions us well to execute our business strategy of building a balanced portfolio of oil and gas producing properties. We have no relationship or affiliation with Encore, Weatherford or Denbury, and have had no prior transactions with them.

We intend to focus our initial efforts on establishing a core base of conventional oil producing assets in the Permian Basin area, and we intend to use the proceeds of this offering, supplemented by appropriate debt and/or additional equity financing, if available, primarily for this purpose. In addition, soon after the completion of this offering, we plan to raise additional equity capital for use in further building a core base of conventional oil producing assets in the Permian Basin and for subsequent expansion into the unconventional oil plays in the Bakken Shale and the unconventional natural gas plays in the Marcellus Shale, areas where we expect to leverage the extensive knowledge and experience our management team has developed working there. We are actively reviewing proposed acquisitions and have discussed several possible acquisitions with the current owners and/or operators of such properties. We have not yet identified a suitable acquisition property, however.

In the future, we intend to expand our operations opportunistically to other domestic and international locations. We have not yet identified the locations into which we undertake this expansion, and cannot yet estimate the schedule for doing so, other than to note that such expansions would likely occur after an expansion to the Marcellus Shale region. We contemplate that our initial development strategy in these areas of primary geographic focus will be to acquire relatively large acreage positions in proven fields and to develop additional reserves in these fields through implementing re-engineering and development programs to extend field life and increase production rates, employing our management team's long historical knowledge of the areas. We believe that making strategic acquisitions of proven fields with a long standing history of production and utilizing proven technologies to increase overall field output mitigates some of the risks associate with oil and gas exploration and production. We intend to supplement these lower risk activities, when appropriate, by acquiring exploratory drilling opportunities in our areas of primary geographic focus to the extent that we locate properties that appear to have highly desirable risk-return characteristics. We plan for our portfolio ultimately to consist of a balanced and diversified mix of multiple asset components in our areas of primary geographic focus that include existing production as well as developmental and defined-risk exploratory drilling opportunities.

Our Company was recently formed and has had no historical operations. We intend to operate all properties we acquire.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a number of suppliers for essential raw materials, energy, or other items, describe.

We are focusing our initial efforts on establishing a core base of conventional oil producing assets in the Permian Basin area and intend to use the proceeds of this offering, supplemented by appropriate debt and equity financing, if available, primarily for this purpose. In addition, soon after the completion of this offering, we plan to raise additional equity capital for use in further building a core base of conventional oil producing assets in the Permian Basin and for subsequent expansion into the unconventional oil plays in the Bakken Shale and the unconventional natural gas plays in the Marcellus Shale, areas where we expect to leverage the extensive knowledge and experience our management team has developed working there. We intend to seek this additional capital through an offering pursuant to a registration statement to be filed with the SEC under the Securities Act of 1933, although we have no commitments related to such an offering and have not yet determined how much we would need to raise in any future offering, and cannot assure you that any such offering will be successful.

We estimate that our activities will be primarily focused on acquisition and development of property in the Permian Basin through June 2011, and that in the third quarter of 2011 we will begin to transition our primary focus from the Permian Basin to the unconventional oil plays of the Bakken Shale. In the first half of 2012, we expect to begin expanding our focus to include the unconventional natural gas plays of the Marcellus Shale. We cannot currently estimate when we would expand our operations to other domestic and international venues, except that such expansion would likely occur after an expansion to the Marcellus Shale region. The actual timing of moving the focus of our activities between geographic regions will depend on many economic and business variables and we cannot assure you the timing described above or the areas that we intend to expand into will not change in the future.

We believe that two primary operational functions will drive our results: identification of acquisition opportunities, and redevelopment or development of properties we acquire.

Identification of acquisition opportunities. The acquisition targets we seek typically consist of previously developed properties with a number of years of remaining production expected or of undeveloped acreage that we believe has unusually attractive risk-reward characteristics. In many cases, these properties are owned by larger operators who, due to size or changes in strategic direction, have turned their focus towards newer, larger opportunities. This creates an opportunity for smaller companies such as Richland to acquire these noncore assets and capitalize on redevelopment or development opportunities that are not of interest to the current owners. While brokers may sometimes be involved, these properties often are traded privately among companies without the use of a broker. We believe that properties traded privately often are more attractive acquisition targets because they are less subject to competitive bidding. Our management team has developed longstanding relationships and experience working in our areas of focus and we intend to leverage these relationships and experience to locate and evaluate attractive acquisition candidates.

Redevelopment or development of properties. Once properties are acquired, we will seek to develop additional reserves through re-engineering or development activities. Such activities would include repairing or re-engineering existing wells to improve their ability to recover oil reserves, or drilling new wells that would offset or complement existing wells to enable recovery of oil reserves that the existing well may be unable to extract. Members of our management team have developed significant expertise conducting such activities in the areas in which we intend to focus and we hope to leverage this expertise to implement reengineering and development programs tailored to be effective in our areas of operations. While our management will lead our efforts relating to redevelopment or development of the properties we acquire, we will employ, on an as-needed basis, the services of drilling contractors, other drilling related vendors, field service companies and professional petroleum engineers in connection with our drilling and production operations. Any use of vendors affiliated with us, such as Manek Equipment, will be based on an arms-length, competitive bidding process.

Other operation activities. In addition we intend to operate the properties we acquire. The operational activities, in addition to the redevelopment or development of properties, will consist mainly of activities typical of operating oil and gas properties, including managing the operation of wells, managing the process of selling oil and gas produced through the wells into the market, and managing the process of disbursing the proceeds of oil and gas sales among the owners of royalty and other interests in the property.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether the competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or prices range for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

We are engaged in the exploration and production area of the oil and gas industry. The oil and gas industry is affected by many factors that we generally cannot control. Government regulations, particularly in the areas of taxation, energy, climate change and the environment, can have a significant impact on operations and profitability. For several years preceding the 2008 worldwide economic decline, the oil and gas industry had been characterized by volatile but upward trending oil and gas commodity prices. However, since mid-year 2008, the industry has experienced declines in commodity prices, especially with regard to natural gas prices. Significant factors that will impact 2010 crude oil prices include: political and social developments in the Middle East, demand in Asian and European markets, and the extent to which members of the Organization of Petroleum Exporting Countries ("OPEC") and other oil exporting nations are able to manage oil supply through export quotas. Natural gas prices are generally determined by North American supply and demand and are also affected by imports of liquefied natural gas. In addition, weather has a significant impact on demand for natural gas since it is a primary heating source.

We believe that competition throughout the country is regionalized and the market is highly fragmented and not dominated by any one single producer. We expect to focus our efforts on three oil and gas plays that are among the most prolific in the onshore, continental United States, the Permian Basin of West Texas and southeastern New Mexico; the Bakken Shale of North Dakota and Montana; and the Marcellus Shale of Pennsylvania, New York, Ohio, and West Virginia. We expect to compete with other companies active in these same geographic regions for the acquisition of attractive properties and for the equipment and labor required to operate and develop these properties, and we believe that competition for such properties, equipment and labor is based primarily on price. Like our competitors, we intend to sell the oil and gas we produce to midstream companies and expect these sales to be made at the prevailing spot prices for oil and gas at the time of sale, which vary widely based a variety of economic factors. (See Risk Factor No. 5 in Question No. 2)

Most of our competitors have substantially greater financial and other resources than we have. In addition, larger competitors may be able to absorb the burden of any changes in federal, state, and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and may be able to define, evaluate, bid for, and purchase a greater number of properties and prospects than we can. We believe that the knowledge, experience and relationships accumulated by our management team through working in the areas of our intended focus will provide us advantages that allow us to compete effectively with our competitors. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties, and to consummate transactions in this highly competitive environment.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

We expect production from our properties to be sold under a variety of contracts ranging in terms from month-to-month, up to as long as one year. We believe that midstream purchasers of our production are readily available. We expect pricing for oil to be based upon the posted prices set by major purchasers in the production area, reporting publications, or upon the New York Mercantile Exchange ("NYMEX") pricing or fixed pricing and to be adjusted for quality and transportation differentials. We expect gas pricing to be based largely on NYMEX pricing, on a fixed or floating basis. Many gas sales contracts contain provisions for periodic price adjustment, redetermination and other terms customary in the industry. We intend to select oil and gas purchasers on the basis of price, credit quality and service reliability.

We intend to enter into hedging transactions with unaffiliated third parties for significant portions of our production to achieve more predictable cash flows and to reduce our exposure to short-term fluctuations in oil and gas prices. However, we have no prior experience structuring such transactions, and we cannot assure you that we will be successful in reducing such exposure.

Proximity to local markets, availability of competitive fuels and overall supply and demand are factors affecting the prices for which our production can be sold. Market volatility due to international political developments, overall energy supply and demand, fluctuating weather conditions, economic growth rates and other factors in the United States and worldwide have had, and will continue to have, a significant effect on energy prices. We will incur gathering and transportation expenses to move our natural gas and crude oil from the wellhead and tanks to purchaser specified delivery points. These expenses vary based on volume, distance shipped and the fee charged by the third-party transporters. In the Permian Basin, we expect our oil and gas production to be transported primarily through third-party trucks, field gathering systems and transmission pipelines. Transportation capacity on these gathering systems and pipelines is occasionally constrained.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

We have had no pre-orders or backlogs in the past, and, due to the nature of our business, we do not anticipate taking pre-orders or having backlogs in the future.

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

Because we have not had pre-orders or backlogs, this question is not applicable to us.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e. clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

We currently have 15 full-time employees. Of these, eight are in executive positions, one is in an operational role and six provide office management and administrative services. Based on accepted offers of employment, we expect an additional former Encore Acquisition Company employee to join us by January 2011, in an executive position. While we do not currently anticipate increasing our number of employees beyond this in the next 12 months, we may add employees if we find opportunities to diversify or supplement the experience set of our existing management team by hiring high-caliber executives or other employees. In addition to our internal staff, we intend to use consultants on an as needed basis for certain functions such as design, advertising and marketing strategy. None of our employees are subject to a collective bargaining agreement or have or threatened to strike, and we consider our relations with our employees to be excellent. We do not have employment agreements or non-compete agreements with any of our employees, although we intend to enter into confidentiality agreements with our existing and future employees at a later date. Our officers and key personnel are compensated through salary and cash bonus arrangements and all of our employees are offered full benefits including, health insurance, dental, vision, and 401K. Certain of our employees receive Company cell phones, and/or laptop computers connection with the performance of their duties, and in the future we expect to provide some of our employees with Company cars as need for the performance of their duties. We anticipate instituting a stock-based long term incentive plan for our officers, directors and key personnel in the future; however, specifics of this plan have not been determined yet.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Our headquarters in Sulphur Springs, Texas is located in office space consisting of approximately 3,000 square feet, which we sublease from our affiliate, Manek Energy, Inc. Pursuant to this sublease, we occupy 100% of the space leased by Manek Energy in Sulphur Springs and pay 100% of the costs that Manek Energy incurs under its lease. The office is fully furnished by Manek Energy and, as part of this sublease arrangement, we are allowed to use all furniture, fixtures and equipment in the office for no additional cost. We pay $3,000 per month for this space and both our sublease and Manek Energy's primary lease are on a month-to-month basis. We also occupy approximately 8,446 square feet of office space in Fort Worth, Texas that Manek Energy subleases from a third party. We reimburse Manek energy for our use of this office space pursuant to an administrative services agreement under which Manek provides office space and certain administrative services to us. This office space is also fully furnished, and, pursuant to our agreement with Manek, we have the right to use all such furnishings for no extra cost. We currently pay approximately $7,500 monthly for this space, and will pay approximately $11,500 monthly beginning in February 2011, which is equivalent to Manek Energy's cost for the space. Manek's sublease expires November 30, 2013 with no renewal options. Although we believe we currently have adequate office space in Fort Worth, we believe we have reached the capacity of our current office facilities in Sulphur Springs and that we will need to find additional office space for new hires. We believe that additional office space is readily available in Sulphur Springs and Fort Worth.

The acquisition targets we seek typically consist of previously developed properties with a number of years of remaining production expected or of undeveloped acreage that we believe has unusually attractive risk-reward characteristics. In many cases, these properties are owned by larger operators who, due to size or changes in strategic direction, have turned their focus towards new, larger opportunities. We identify such properties through a variety of means, including leveraging the longstanding relationships and experience of our management team in our areas of focus, research on ownership and operation of properties in our target areas, and solicitations by or to owners and operators of potential acquisition targets.

We are currently evaluating several producing properties in the Permian Basin that are generating significant monthly net revenue and possess attractive re-completion and offset developmental well potential, but have not yet identified a suitable acquisition candidate. A property with attractive re-completion and offset potential would possess a potential to improve production by repairing or re-engineering existing wells to improve their ability to recover oil reserves, or drilling new wells that would offset or complement existing wells to enable recovery of oil reserves that the existing well may be unable to extract repairing and, in some cases, re-drilling existing wells, or drilling new wells adjacent to existing wells. We believe that an acquisition of this type would provide a strong foundation for future growth, while also providing sufficient revenues to fund our early stage operating expenses and overhead. Our current business plan calls for the acquisition and early stage development of this type of project in the first half of 2011 with an extensive developmental drilling program to get underway in the third quarter of 2011. We intend to use the proceeds of this offering to provide a portion of the financing necessary to acquire and, to the extent that sufficient proceeds are received, to redevelop a property of this nature. However, in order to complete our analysis and acquire and develop the properties discussed above, we will be required to raise substantial additional capital or enter into joint ventures with other parties. These activities could substantially dilute existing stockholders, including participants in this offering or make our properties subject to senior liens or other encumbrances.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

We believe that the knowledge and experience our management team has gained from working in our geographic areas of intended focus will be an important factor to our ability to operate successfully. However, our operations will not be dependent upon any patents, copyrights, trade secrets, know-how or other proprietary information. We do not currently have confidentiality or non-compete agreements with any of our employees, although we intend to enter into confidentiality agreements with our existing and future employees at a later date.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Our operations will be substantially affected by federal, state and local laws and regulations. In particular, oil and gas production and related operations are, or have been, subject to price controls, taxes and numerous other laws and regulations. All of the jurisdictions in which we seek to own or operate producing crude oil and natural gas properties have statutory provisions regulating the exploration for and production of crude oil and natural gas, including provisions related to permits for the drilling of wells, bonding requirements to drill or operate wells, the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, sourcing and disposal of water used in the drilling and completion process, and the abandonment of wells. Our operations will also be subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units, the number of wells which may be drilled in an area, and the unitization or pooling of crude oil and natural gas wells, as well as regulations that generally prohibit the venting or flaring of natural gas, and impose certain requirements regarding the ratability or fair apportionment of production from fields and individual wells. States also require that operators receive operating permits in connection with their operating activities, and drilling permits in connection with individual wells. We are in the process of applying for an operating permit, and will obtain necessary drilling permits when preparing to engage in drilling activities.

Our operations will also be subject to numerous stringent federal, state and local statutes and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection, some of which carry substantial administrative, civil and criminal penalties for failure to comply. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentrations of various substances that can be released into the environment in connection with drilling, production and transporting through pipelines, govern the sourcing and disposal of water used in the drilling and completion process, limit or prohibit drilling activities in certain areas and on certain lands lying within wilderness, wetlands, frontier and other protected areas, require some form of remedial action to prevent or mitigate pollution from former operations such as plugging abandoned wells or closing earthen impoundments and impose substantial liabilities for pollution resulting from operations or failure to comply with regulatory filings. In addition, these laws and regulations may restrict the rate of production.

We will also be subject to the requirements of the federal Occupational Safety and Health Act, as amended ("OSHA"), and comparable state laws that regulate the protection of the health and safety of employees. In addition, OSHA's hazard communication standard requires that information be maintained about hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and citizens.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

We do not have any subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers of acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in the Offering Circular accordingly).

Our Company was incorporated on June 16, 2010 by our Chief Executive Officer and sole Director, Kenneth Goggans. On August 5, 2010, we sold 70,000,000 shares of our Class A Common Stock and 10,000,000 shares of our Class B Common Stock to Kenneth Goggans in exchange for (i) approximately $20,000, (ii) the contribution of an interest in a prospective well in Wood County, Texas, and (iii) Mr. Goggans' agreement to provide future financial support in such amounts as may be necessary to support our operations until we reach cash flow positive status, subject to a cap of $1,000,000. We valued the property contributed by Mr. Goggans in connection with this sale at $399,028, which is equal to Mr. Goggans' historical cost basis in the property. The operator drilling the well in Wood County, Texas has subsequently determined that it is not commercially viable. (See Question No. 39(b)). On August 9, 2010, the majority of our employees formally joined Richland. Other than these, we have not had any material events in our development.

4. **(a) If the Company was not profitable during its last fiscal year, list below in chronological order the events in which management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.**

Event or Milestone	Expected Manner of Occurrence or Method of Achievement	Date or number of months after receipt of proceeds when milestone should be accomplished
Equity Financing: Secure adequate equity funding for our initial purchase.	We intend to secure this funding through this Regulation A offering.	Not applicable.
Property: Identify a suitable property to acquire.	We intend to identify such a property through networking efforts of our management team.	We expect to locate a property commensurately with the closing of this offering.
Debt Financing: Secure adequate debt financing for our initial purchase.	We intend to secure this funding through arranging bank financing.	We expect to have secured this funding within 60-90 days after the closing of this offering.
Complete initial property acquisition Negotiate and close the initial property acquisition.	We intend to leverage the experience and skills of our management team to successfully negotiate and close the acquisition.	We expect to close the initial acquisition within 90-120 days after the closing of this offering.
Receipt of revenues. Receive revenues from property or properties acquired.	We are targeting producing properties for acquisition from which revenues would be available upon acquisition.	We expect to begin receiving revenues within 150 days after closing this offering.
Profitability: Receipt of revenues sufficient to cover expenses.	We intend to acquire and rework a number of producing properties sufficient to generate revenues that will exceed expenses.	We expect to achieve profitability within 12-24 months after closing this offering.

We have had no historical operations. In order to become profitable, we currently plan to acquire one or more properties with sufficient production to support our operational expenses. We anticipate that this property will be located in the Permian Basin of West Texas and will primarily produce oil through conventional means. We currently anticipate making an acquisition of this nature in the first half of 2011. To accomplish such an acquisition in this time frame, we must work simultaneously on several separate projects. First, we must raise a sufficient amount of equity financing. While we anticipate that the purchase price of a suitable property will be significantly in excess of the proceeds of this offering, we anticipate that the maximum proceeds sought through this offering would provide the equity financing necessary for such an acquisition.

During the process of raising equity funding, we also must identify and evaluate an attractive oil and gas property for acquisition. We expect that the members of our management team will leverage their existing relationships with operators active in the Permian Basin to locate a suitable acquisition candidate. We hope to have an attractive property under contract at roughly the same time that we complete this offering. We have not yet identified a suitable acquisition property.

If we are successful in raising equity capital and in identifying a suitable acquisition candidate, then we will seek adequate debt financing to fund the balance of the purchase price. We have not yet determined the amount of such financing that we would seek. While we are in active discussions with a number of candidates to provide the required debt financing, we presently have no commitments to do so. Debt markets have been severely constrained in recent months and may remain constrained for the foreseeable future, and we cannot assure you that we will be able to obtain debt financing on acceptable terms, if any. If we are unable to obtain debt financing in an amount necessary to fund the balance of the purchase price or in the time frame needed to complete an acquisition, or if we are unsuccessful in raising the maximum amount sought in this offering, we will be required to obtain additional equity financing through other means or to enter joint ventures or partnerships with other companies to acquire the subject property, and we cannot assure you that we would be successful in doing either. We hope to have debt financing arranged within 60 days after closing this offering, to the extent that we have a suitable property under contract at such time.

If we are successful in raising debt financing, we must successfully negotiate acquisition terms with the seller, close the transaction and effect the transfer of the property, which we hope to have accomplished within 90 days after completion of this offering.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Event or Milestone	Consequences of Delay	Effect of Delay upon Liquidity
Equity Financing: Secure adequate equity funding for our initial purchase.	Inability to complete property acquisition. Any delay beyond January 2011 could result in the result of the support obligation of our founder being exhausted, resulting in our inability to function and the necessity to pursue other avenues of funding.	Our liquidity will be diminished drastically.
Property: Identify a suitable property to acquire.	Any delay beyond June 2011 could result in the support obligation of our founder being exhausted and the necessity to use some or all of the proceeds of this offering to support our operations rather than to acquire a property. If these proceeds were inadequate to support our operations, we would be forced to seek additional financing, diluting existing stockholders, or to cease operations.	No revenues from production.
Debt Financing: Secure adequate debt financing for our initial purchase.	The consequences of delay would be the same as those described above under the "Property" event or milestone.	No revenues from production.
Complete initial property acquisition Negotiate and close the property acquisition.	The consequences of delay would be the same as those described above under the "Property" event or milestone.	No revenues from production.
Receipt of revenues. Receive revenues from property or properties acquired.	The consequences of delay would be the same as those described above under the "Property" event or milestone.	Delay in revenues from production, less cash available for acquisitions and operations.
Profitability: Receipt of revenues sufficient to cover expenses.	A delay in profitability would require that more funds be obtained through borrowing or other finance activities, or through joint ventures or similar arrangements and would delay the acquisition of additional properties	Would require that revenues be used primarily in operational activities and to repay debt.

Based on our expected operational expenses, we believe that the financial support obligation of our founder will cover our operational expenses through June 2011. If we were to be significantly delayed in achieving any of the milestones set forth in Question 4(a), we could be required to use the proceeds from this offering to support our operations rather than for capital acquisitions as planned. This in turn could require us to seek additional equity or debt financing to complete any acquisition, resulting in dilution to our existing stockholders.

We have not established any minimum on the funds that we can raise in this offering and if we were to raise significantly less than the maximum proceeds sought and were to be significantly delayed in reaching any of the milestones described in Question 4(a), we could be required to seek additional equity funding to support our operations in addition to seeking additional funding for use in making an acquisition. Any such additional equity funding, if available at all, would result in dilution to our existing investors and we cannot assure you that we would be able to obtain any such additional financing at all. In this event, we could be forced to significantly scale down or cease our operations.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. **What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)**

Richland was formed in June 2010, and, accordingly, did not conduct operations or have any net, after-tax earnings, in any prior fiscal years.

6. **If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.**

We have not had profits in any prior years, so this question is not applicable to us.

7. **(a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.**

As of the date of this Offering Circular, the net tangible book value of the Company was $(104,853), or $(.0045)per Class B Common share, assuming conversion of all outstanding Class A Common shares.

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The offering price per share of the Class B Common Stock is substantially greater than the net tangible book value per share of the Class B Common Stock due to our belief that the skill and experience of our management team adds significant intangible value to our shares, making them worth substantially more than the shares' net tangible book value. However, our offering price per share for the Class B Common Stock was arbitrarily determined and should not be regarded as an indication of the value of the Class B Common Stock or of any future market price of the Class B Common Stock, if any ever develops. There is no direct relationship between the price per share and the contemplated earnings, book value or other objective standards for valuing the worth of the Company. The price is based upon the proceeds we want to receive and the amount of ownership in the Company we are willing to sell. (See Risk Factor No. 6 in Question No. 2)

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such person to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt).

On June 16, 2010, in connection with our formation, we issued 100 shares of stock to our founder, sole Director, and Chief Executive Officer, Kenneth Goggans. These shares of stock were issued to Mr. Goggans, our majority owner prior to this offering, in exchange for $1, or $0.01 per share, and the contribution of his services in connection with our formation and organization.

On August 5, 2010, we sold 70,000,000 shares of our Class A Common Stock and 10,000,000 shares of our Class B Common Stock to Kenneth Goggans in exchange for (i) approximately $20,000, (ii) the contribution of an interest in a prospective well in Wood County, Texas, and (iii) Mr. Goggans' agreement to provide future financial support in such amounts as may be necessary to support our operations until we reach cash flow positive status, subject to a cap of $1,000,000. We valued the property contributed by Mr. Goggans in connection with this sale at $399,028, which is equal to Mr. Goggans' historical cost basis in the property. The operator drilling the well has subsequently determined that it is not commercially viable.

On August, 5, 2010, we sold 10,000,000 shares of our Class A Common Stock to Manek Energy, Inc., a company wholly owned and controlled by Kenneth Goggans, in exchange for approximately $133,333 of indebtedness owed by us to Manek Energy in connection with operational services delivered to us from the date of our incorporation through August 5, 2010. Pursuant to an agreement between Manek Energy and us, these operational services were provided to us at Manek Energy's cost.

8. **(a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)**

If the maximum is sold, investors will have 33.3% of the outstanding shares of Class B Common Stock and 5.26% of the outstanding shares of Class A Common Stock and Class B Common Stock combined.

If the minimum is sold, investors will have 0% of the outstanding shares of Class B Common Stock and 0% of the outstanding shares of Class A Common Stock and Class B Common Stock combined.

Class A Common is convertible into Class B Common on a one for one basis at the election of the Class A Common holder.

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion prices if common stock is not offered.)

If the maximum is sold (5,000,000 shares): $95,000,100*
If the minimum is sold (0 shares): $90,000,100*

---

*These values assume that the Company's capital structure would be changed to reflect all conversions of outstanding convertible securities to the Class B common stock. This conversion eliminates the Class A common stock, which is convertible to the Class B common stock on a one-for-one basis. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants, or rights included in the calculations. Since there are no options, warrants or rights outstanding, the total amount of cash received upon the cash exercise would be: none

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present state of the Company's development.

["Use of Proceeds" begins on the following page.]

USE OF PROCEEDS

9. **(a) The following table sets forth the use of the proceeds from this offering:**

	If Minimum Sold Amount %	If 25% Sold Amount %	If 50% Sold Amount %	If 75% Sold Amount %	If Maximum Sold Amount %
Total Proceeds	$0	$1,250,000	$2,500,000	$3,750,,000	$5,000,000
	100%	100%	100%	100%	100%
Less: Offering Expenses					
Commissions & Finders fees	0	$0	0	$0	0
Legal & Accounting	$125,000	$125,000	$125,000	$125,000	$125,000
Copying & Advertising	$1,000	$1,000	$1,000	$1,000	$1,000
Other (Specify):	0	$0	$0	$0	0
Net Proceeds from Offering	$0	$1,124,000	$2,374,000	$3,624,000	$4,874,000
	100%	100%	100%	100%	100%
Use of Net Proceeds					
Acquisition of Properties	$0	786,800	2,536,800	3,411,800	$3,411,800
	100%	70%	70%	70%	70%
Drilling and Enhancement of Properties*	$0	337,200	712,200	1,462,200	$1462,200
		30%	30%	30%	30%
Total Use of Net Proceeds	$0	$1,124,000	$2,374,000	$3,624,000	$4,874,000
	100%	100%	100%	100%	100%

* The amount of proceeds to be used in drilling and enhancement of properties is an estimate. The actual amount of proceeds used for this purpose will be the amount, if any, of the proceeds not needed to acquire our initial producing property due to the size of the property, the availability of debt financing or any other factors that might allow us to complete a purchase with less than all of the proceeds of this offering. Enhancement activities would include repairing or re-engineering existing wells to improve their ability to recover oil reserves, or drilling new wells that would offset or complement existing wells to enable recovery of oil reserves that the existing well may be unable to extract.

As a result of the financial support obligation of our founder, sole Director, Chief Executive Officer and principal stockholder, Kenneth Goggans, we do not expect the proceeds of the offering to be used to satisfy our operational expenses. Rather, we expect the proceeds of the offering to be used primarily to form a portion of the capital necessary to acquire a producing property in the Permian Basin. We intend to pursue debt financing to form the balance of the capital necessary to acquire such a property. If debt financing is not available on terms acceptable to us, we may be required to obtain addition equity financing or to form joint ventures with other companies in order to complete such an acquisition. If any proceeds of the offering remain after the purchase of a producing property, we expect to use these proceeds to fund enhancements to the property we acquire in order to increase its annual production or increase its productive life or both. Whether any proceeds are available to fund such enhancements will depend on a number of factors including the amount of proceeds raised in this offering, the cost of the property we acquire and the availability of debt financing. While results may vary widely based on factor such as these, we currently estimate that if the maximum shares offered are sold, we will be able to use approximately $1,462,200, or 30% of the net offering proceeds for enhancements.

Pending our use of the proceeds for the purposes described, we may invest the proceeds in short-term, interest-bearing investments. Should business exigencies we do not now anticipate so require, our Board of Directors may be required to reallocate the proceeds. Such contingencies could include, but are not limited to, changes in valuations of properties or costs of services that would require a reallocation, or an event that would render Mr. Goggans unable to meet the financial support obligations.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Please see the answer to Question No. 9(a).

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. **(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.**

Due to the capital intensive nature of our business, we must obtain financing in addition to this offering in order to accomplish the business objectives we intend to pursue with the proceeds of this offering, which are to acquire a producing property in the Permian Basin. We anticipate that this additional financing will be procured through bank loans or lending facilities. While no bank financing arrangements currently are in place, we are actively in discussions with a number of banks to supply this financing. The amount of such financing has not been determined, and will depend primarily on the amounts needed to acquire specific properties. If we are unable to secure debt financing on terms that are acceptable to us, we may be required to obtain addition equity financing or to form joint ventures with other companies in order to complete the acquisition of a property. In addition, to assist in meeting its intermediate term business objectives of acquiring and redeveloping additional properties, we currently anticipate seeking additional equity financing soon after the completion of this offering through an additional offering that will be registered pursuant to the Securities Act of 1933, though we have no commitments with respect to such financing and there can be no assurance that any such offering will be successful.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rate. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

We do not intend to use proceeds to discharge any indebtedness. (See Question No. 9(a))

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

We anticipate using the proceeds of this offering to form a portion of the capital necessary to acquire and redevelop a property with existing production in the Permian Basin. While we are actively reviewing a number of prospects, no such properties are currently under contract. We anticipate that the purchase price of such a producing property will be significantly in excess of the maximum proceeds possible from this offering. (See Question No. 9(a)). We do not intend to acquire any properties or other assets from officers, directors, employees or their affiliates.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

We do not intend to use any of the funds raised through this offering to reimburse any officer, director, employee or stockholder for services rendered, assets previously transferred, or monies loaned or advanced. (See Question No. 9(a))

11. **Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.**

We are not in default or breach of any note, loan, lease or other indebtedness or financing arrangement requiring us to make payments. We have no significant trade payables that have not been paid within the stated trade term and are not subject to any unsatisfied judgments, liens, or settlement obligations.

Our founder, sole Director, Chief Executive Officer and majority stockholder, Kenneth Goggans, has agreed to contribute supplemental funding in such amounts as may be necessary to cover any operational expenses incurred by us in excess of the revenues received from our existing productive property, until the earlier of our acquisition of production that covers our operational expenses or his contribution of $1, 000,000. Based on our current monthly expenses, we expect that this support obligation will support our operations through June 2011, by which time we expect to have purchased a producing property that provides revenues sufficient to support our operations. As a result, we are not having, and do not anticipate having within the next 12 months, any liquidity or cash flow problems. If Mr. Goggans were to default on his support obligation, or if we were delayed in purchasing a suitable property beyond June 2011, however, we would be required to support our operations from the proceeds of the offering or from funds raised through other means. If we are not successful in raising sufficient funding through this offering or obtaining additional funds through other means, there is a likelihood that we would not obtain a property during this time frame, and we would face liquidity or cash flow problems within the next twelve months.

12. Indicate whether the proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Our founder, Chief Executive Officer and principal stockholder, Kenneth Goggans, has agreed in connection with his purchase of shares of our Class A Common Stock to fund any operational expenses we incur in excess of our revenues until we acquire sufficient production to cover such shortfall, subject to a cap of $1,000,000. As a result, we expect to use the proceeds of this offering primarily to purchase production in the Permian Basin. We intend to acquire such an initial producing property in the first quarter of 2011. If successful in acquiring such a property, we anticipate that the revenues from this property will be sufficient to cover our operating expenses for the balance of the 12 month period after this offering. We anticipate that the proceeds of this offering will form a portion of the capital necessary to purchase this initial property. However, due to the capital intensive nature of our business, we will be required to obtain additional debt or equity financing to purchase an initial property. We currently anticipate that this additional financing will be procured primarily through bank lending facilities. While no bank financing arrangements currently are in place, we are actively in discussions with a number of candidates to supply this financing. Bank lending has been severely constrained in recent months and may remain so for the foreseeable future, and we cannot assure you that we will be successful in obtaining adequate bank financing, if any. If we are unable to secure debt financing on terms that are acceptable to us, or if we sell less than the maximum number of securities being offered, we may be required to obtain additional equity financing or to form joint ventures or partnerships with other companies to complete the acquisition of such a property. In addition, even if we are successful in raising the maximum proceeds sought in this offering, we currently anticipate seeking additional equity financing soon after the completion of this offering to assist in meeting our intermediate term business objectives. We anticipate that this equity financing will be raised through an additional offering that will be registered pursuant to the Securities Act of 1933. We have no commitments with respect to such financing and there can be no assurance any such offering will be successful.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

The following table represents our capitalization, as of September 30, 2010, the date of our most recent unaudited balance sheet, and as adjusted for the issuance of the minimum and maximum shares we are offering.

	As of:	Amount Outstanding As Adjusted	
	9/30/2010	Minimum	Maximum
Debt:			
Short-term debt (average interest rate 0%)	$0	$0	$0
Long-term debt (average interest rate 0%)	0	0	0
Total debt	$0	$0	$0
Stockholders equity (deficit):			
Preferred Stock, par value $.01; authorized 100,000,000 shares; issued and outstanding-None	$0	$0	$0
Class A Common Stock, par value $.0001; authorized 100,000,000 shares; issued and outstanding-80,000,100 (80,000,100 and 80,000,100, as adjusted)	8,000	8,000	8,000
Class B Common Stock, par value $.01; authorized 400,000,000 shares; issued and outstanding-10,000,000 (10,000,000 and 15,000,000, as adjusted)	100,000	100,000	150,000
Additional paid in capital	195,833*	195,833*	5,145,833*
Retained earnings (deficit)	(408,686)	(408,686)	(408,686)
Total stockholders equity (deficit)	(104,853)*	(104,853)*	4,895,147*
Total Capitalization	($104,853)*	($104,853) *	$4,895,147*

* On August 5, 2010, we sold 70,000,000 shares of our Class A Common Stock and 10,000,000 shares of our Class B Common Stock to Kenneth Goggans in exchange for (i) approximately $20,000, (ii) the contribution of an interest in a prospective well in Wood County, Texas, and (iii) Mr. Goggans' agreement to provide future financial support in such amounts as may be necessary to support our operations until we reach cash flow positive status, subject to a cap of $1,000,000. We valued the property contributed by Mr. Goggans in connection with this sale at $399,028, based on Mr. Goggans' historical cost in the property. The operator drilling the well has subsequently determined that it is not commercially viable. On August, 5, 2010, we sold 10,000,000 shares of our Class A Common Stock to Manek Energy, Inc., a company wholly owned and controlled by Kenneth Goggans, in exchange for approximately $133,333 of indebtedness owed by us to Manek Energy in connection with operational services delivered to us from the date of our incorporation through August 5, 2010. Pursuant to an agreement between Manek Energy and us, these operational services were provided to us at Manek Energy's cost.

Number of Preferred shares authorized to be outstanding: 100,000,000 shares. **Par value per share**: $.01.

Number of Class A Common shares authorized: 100,000,000 shares. **Par or stated value per share, if any:** $.0001.

Number of Class B Common shares authorized: 400,000,000 shares. **Par or stated value per share, if any:** $.01.

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options warrants or rights: 80,000,100 shares of Class B Common shares are reserved for issuance in connection with conversion of Class A Common Shares which convert at the holder's election to Class B Common Share on a one for one basis.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[x] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ______________________
[ ] Other: ____

15. These securities have:

Yes	No	
[ ]	[x]	Cumulative voting rights
[ ]	[x]	Other special voting rights
[ ]	[x]	Preemptive rights to purchase in new issues of shares
[ ]	[x]	Preference as to dividends or interest
[ ]	[x]	Preference upon liquidation
[x]	[ ]	Other special rights or preferences (specify): See explanation below.

Explain: The Class B Common shares offered hereby have no special voting rights. However, the Class A shares held by Kenneth Goggans, our founder, sole Director, Chief Executive Officer and majority stockholder, are entitled to 10 votes per share, with the effect that Mr. Goggans initially will be able to control all matters submitted to stockholders for approval. Class A Common Stock is convertible into Class B stock on a one for one basis.

16. Are the securities convertible? [ ] Yes [x] No

The shares offered are not convertible securities, so this question is not applicable to us.

17. (a) If securities are notes or other types of debt securities:

The shares offered are not notes or other types of debt securities, so this question is not applicable to us.

(b) If notes of other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ration of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

We are not offering debt securities so this question is not applicable to us.

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. **If securities are Preference or Preferred stock:**

The shares offered are not Preference or Preferred stock, so this question is not applicable to us.

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. **If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:**

Although we anticipate entering into loan arrangements in the future, we have not entered into any such loan or other financing arrangements to date. We anticipate that any lending arrangements we enter into in the future will restrict our ability to pay dividends. Regardless of any such loan covenants, we intend to retain our capital for use in expanding our business and do not anticipate paying dividends in the foreseeable future.

20. **Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis):**

We currently have no material assets available for payment of dividends. For the foreseeable future, we anticipate retaining all of our available capital for use in the growth of our business and do not anticipate to paying dividends.

PLAN OF DISTRIBUTION

21. **The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:**

We do not intend to sell the securities through any agents with commission based compensation arrangements. We expect sales efforts to be conducted by the officers of the Company who will receive no additional compensation for such efforts.

22. **Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)**

We do not intend to use the services of any sales agents or finders in connection with this offering. Sales of our securities will be made by our officers. Our bylaws provide that, to the fullest extent allowed by law, no director or officer may be held personally liable to us or our stockholders for damages resulting from a breach of fiduciary duty as a director or officer. Also, under our bylaws, directors and officers will be indemnified to the fullest extent allowed by the law against all damages and expenses suffered by a director or officer being party to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

23. **Describe any material relationships between any of the selling agents or finders and the Company or its management.**

We do not intend to use any selling agents or finders for this offering, so this question is not applicable to us.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. **If this offering is not being made through selling agents, the names of persons at the Company though which this offering is being made.**

We anticipate that the offering will be made primarily through the efforts of the following Company officers, neither of whom is registered as a broker or dealer:

Kenneth A. Goggans, Director and Chief Executive Officer
1513 Houston St.
Sulphur Springs, TX 75482
(903) 439-6414

Gary W. McBride, Vice President-Business Development
1513 Houston St.
Sulphur Springs, TX 75482
(903) 439-6414

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

The offering is limited to persons or entities that are residents of the state of Texas, that have indicated an intention to hold the securities for at least 12 months after the conclusion of this offering and that come within any of the accredited investor criteria listed below at the time of sale of the securities. We may, in our sole discretion, also offer securities to individual accredited investors in Texas, or to persons or entities who are residents of states other than Texas, provided that they are accredited investors and that an offer or sale to such person would qualify as an exempt transaction under applicable state law.

1. Any bank as defined in section 3(a)(2) of the Securities Act of 1933 (the "Act"), or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

2. Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

3. Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

4. Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

5. Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) promulgated under the Act; and

6. Any entity, not formed for the specific purpose of acquiring the securities offered, in which all of the equity owners are accredited investors within the meaning of Rule 501(a) promulgated under the Act.

Will the certificates bear a legend notifying holders of such restrictions? [x] Yes [ ] No

Shares sold in the offering will be subject to resale restrictions. These restrictions include agreement not to sell the shares in the 12 months following the offering unless registered in accordance with applicable securities laws or exempt from such registration. Certificates representing the shares will bear a legend notifying holders of these transfer restrictions.

26. (a) Name, address, and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if minimum proceeds are not raised:

We are not requiring a minimum amount of proceeds to be raised in the offering. Upon receipt and acceptance of your subscription by us, the proceeds of your subscription will become immediately available for our use. Accordingly, we are not using an escrow agent in connection with the offering.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Because we have not established a minimum for the offering, subscriptions may be accepted by us upon receipt. Once your subscription has been accepted by us, your funds will not be returned. Accordingly, you should carefully consider the information in this Offering Circular, including the risk factors described in Question 2, before sending us your subscription.

Will interest on proceeds during escrow period be paid to investors?

We have not established an escrow period in connection with the offering, so this question is not applicable to us.

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

We presently have 80,000,100 shares of Class A Common and 10,000,000 shares of Class B Common outstanding. All of such shares are owned by Kenneth Goggans, our sole Director and Chief Executive Officer, or by entities controlled by Mr. Goggans or are owned by others as a result of gifts from Mr. Goggans. As a result of his position with us, Mr. Goggans is considered an affiliate within the meaning of Rule 144 promulgated under the Securities Act of 1933 ("Rule 144"), and therefore all of our shares owned by him or by those who have received gifts from him are subject to the resale restrictions set forth in Rule 144. As a result, Mr. Goggans and those to whom he has made gifts may only resell our securities they own pursuant to an effective registration statement under the Securities Act of 1933 or in compliance with the resale restrictions contained in Rule 144.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company was formed in June 2010 and we have never paid dividends, made any distributions upon our stock or redeemed any securities. We currently intend to use all of our capital resources for use in growth of the business and do not have plans to pay any dividends or redeem any securities in the foreseeable future.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: **Title:** Chief Executive Officer, Director

Name: Kenneth A. Goggans Age: 30

Office Street Address: 1513 Houston St., Sulphur Springs, TX 75482 Telephone No.: (903) 439-6414

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Mr. Goggans has served as our Chief Executive Officer and sole Director since our founding in June 2010. Since its founding by him in 2005, Mr. Goggans also has served as Chief Executive Officer of Manek Energy, Inc., a company that he grew from a start up to become the largest provider of well completion services to the Marcellus Shale area. Manek sold its primary operations to Weatherford International, Ltd. in February 2010. While Manek Energy will continue to perform certain administrative functions related to the wind down of its legacy services operations, the company has no intention of conducting exploration and production activities in the future. In January 2008, Mr. Goggans also founded Manek Equipment, Inc., which under his supervision as Chairman has grown from a start up to become an established and successful supplier of oil field equipment. Mr. Goggans also owns Manek Exploration, Inc., an exploration and production company through which he makes personal investments. Manek Exploration will not be active in the geographic areas that we are primarily focused on.

Education: (degrees, schools, and dates):

Mr. Goggans holds a Bachelor of Arts degree in Business Administration awarded by Texas Tech University, Lubbock, Texas, in May 2003. Mr. Goggans also holds a Masters in Business Administration awarded by Texas Tech University, Lubbock, Texas, in May 2004.

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Goggans intends to devote substantially full time to Company matters. He shall continue to serve as Chairman of the Board of Manek Equipment and as Chief Executive Officer of Manek Energy, but does not expect that his obligations to these companies will require more than five to ten percent of his time.

30. Chief Operating Officer: **Title:** Not Applicable

We do not have a Chief Operating Officer and currently we do not plan to separate this function from the functions performed by our Chief Executive Officer. As Chief Executive Officer, Mr. Goggans will serve as the officer in charge of our actual day-to-day business operations.

31. Chief Financial Officer: **Title:** Acting Chief Financial Officer

Name: Shannon Cornelison-Brown Age: 29

Office Street Address: 1513 Houston St., Sulphur Springs, TX 75482 Telephone No.: (903) 439-6414

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Mrs. Cornelison-Brown has served as our Acting Chief Financial Officer since August 2010. From January 2008 until joining us, Mrs. Cornelison-Brown was a staff accountant for Robert J. Russell, CPA, where she worked with clients to prepare tax returns, analyze investment opportunities and advise clients about tax repercussions and deductions. From April 2006 to December 2007, Mrs. Cornelison-Brown worked for Highland Capital Management, L.P., as a real estate associate where she analyzed real estate and hedge fund investments. From September 2004 to April 2006, Mrs. Cornelison-Brown worked as the head legal assistant for the law offices of Arthur K. Smith III, where she drafted pleadings and prepared financial projections.

Education: (degrees, schools, and dates):

Mrs. Cornelison-Brown holds a Bachelor of Arts degree in Business Administration awarded by Austin College in 2004. She also holds a Masters in Business Administration degree with a concentration in finance awarded by the University of North Texas in December 2007.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mrs. Cornelison-Brown intends to devote substantially full time to Company matters.

32. Other Key Personnel:

(A): Name: C. Scott Royal Age: 58

Title: Vice President-Acquisitions and Divestitures

Office Street Address: 777 Main St., Suite 3460, Fort Worth, TX 76102 Telephone No.: (903) 439-6414

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Scott Royal has served as our Vice President-Acquisitions and Divestitures since August 2010. Mr. Royal's duties include serving as lead engineer on all development and redevelopment projects, leading our property acquisition efforts, and evaluating acquisition prospects. From September 2006 until joining us, Mr. Royal was a senior staff engineer at Encore Acquisition Company, where he was responsible for evaluating oil fields in the states of Texas, Oklahoma, Wyoming and Montana. From February 2005, until joining Encore Acquisition Company, Mr. Royal served as the sole engineer at R.L. Adkins Corporation, an independent oil and gas exploration and production company, where he was responsible for guiding workovers, completions, recompletions and acquisitions and performing acreage and reserve evaluations. Prior to working with R.L. Adkins Corporation, Mr. Royal worked as a petroleum engineer at Matador Petroleum Corporation and Redstone Oil and Gas Company, both of which are independent oil and gas exploration and production companies. Mr. Royal is a licensed Professional Engineer in the state of Texas and is a 36 year member of the Society of Petroleum Engineers.

Education: (degrees, schools, and dates):

Mr. Royal holds a Bachelor of Science degree in Petroleum Engineering awarded by Texas A&M University in 1974.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Royal intends to devote substantially full time to Company matters.

(B): Name: Scott Ritchie* Age: 57

Title: Vice President-Reservoir Engineering

Office Street Address: 777 Main St., Suite 3460, Fort Worth, TX 76102 Telephone No.: (903) 439-6414

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Scott Ritchie has accepted an offer of employment to become our Vice President-Reservoir Engineering and is expected to join the Company in January 2011. Mr. Ritchie's duties will include calculating reserves and updating reserve reports and performing engineering on all of our drilling and recompletion programs. From December 2005 until joining us, Mr. Ritchie served as senior staff reservoir engineer at Encore Acquisition Corporation, where he was responsible for developing oil and gas reserve calculations and reservoir evaluations and acquisitions, as well as overseeing drilling and on-going exploration activities. Prior to Encore Acquisition Company, Mr. Ritchie served for four years as senior staff engineer with Holditch Reservoir Technologies. Mr. Ritchie's reservoir engineering experience includes work throughout the states of Texas, Oklahoma, New Mexico, Louisiana and Wyoming. Mr. Ritchie is a licensed Professional Engineer in the state of Texas.

Education: (degrees, schools, and dates):

Mr. Ritchie holds a Bachelor of Arts degree awarded in 1976 and a Master of Sciences degree in Petroleum Engineering awarded in 1979 by the University of Texas at Austin.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Ritchie has indicated that he intends to devote substantially full time to Company matters.

*Mr. Ritchie has agreed to join us and is expected to begin in January 2011. We cannot assure he will join us as planned.

(C): Name: Brent Johnson Age: 52

Title: Vice President-Geology

Office Street Address: 777 Main St., Suite 3460, Fort Worth, TX 76102 Telephone No.: (903) 439-6414

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Brent Johnson has served as our Vice President-Geology since September 2010. Mr. Johnson's duties will include reviewing seismic data for mapping and analyzing and geologically evaluating our potential acquisitions. Prior to joining us, Mr. Johnson served for more than five years as a staff geologist and later as a senior staff geologist at Encore Acquisition Company, where he led efforts to map large portions of counties throughout the states of Texas, Oklahoma, New Mexico and Arkansas. During his 27 year career in the oil and gas industry, Mr. Johnson has worked for Cities Service Company, Broken Arrow Petroleum, Southwest Reserves and Cortez Oil & Gas Company. Mr. Johnson is a licensed Professional Geoscientist in the state of Texas and has been responsible for mapping efforts on more than 1,000 wells.

Education: (degrees, schools, and dates):

Mr. Johnson was awarded a Bachelor of Science in Geology in 1979 from Texas A&M University and received his Masters in Business Administration with a concentration in finance from Texas A&M University in 1981.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Johnson intends to devote substantially full time to Company matters.

(D): Name: Roy Yates Age: 51

Title: Vice President-Geology

Office Street Address: 777 Main St., Suite 3460, Fort Worth, TX 76102 Telephone No.: (903) 439-6414

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Mr. Yates has served as our Vice President-Geology since August 2010. Mr. Yates duties will include reviewing seismic data for mapping and analyzing and geologically evaluating our potential acquisitions. From January 2006 until joining us, Mr. Yates served as senior staff geologist with Encore Acquisition Corporation, where he was responsible for large scale mapping efforts in the state of Texas. From November 1999 through January 2006, Mr. Yates served as Senior Staff Geologist for Schlumberger and later at Holditch Reservoir Technologies after Holditch was acquired by Schlumberger. Mr. Yates has over 25 years of experience providing geological expertise to independent oil companies, major oil companies, mid-sized oil companies and service companies. Mr. Yates is a licensed Professional Geologist in both Texas and Wyoming.

Education: (degrees, schools, and dates):

Mr. Yates holds a Bachelor of Science degree in Geology awarded by Hardin Simmons University in 1985. Mr. Yates also holds a Masters of Science degree in Geology awarded by Baylor University in 1992.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Yates intends to devote substantially full time to Company matters.

(E): Name: Robert B. Daws Age: 51

Title: Vice President-Land

Office Street Address: 777 Main St., Suite 3460, Fort Worth, TX 76102 Telephone No.: (903) 439-6414

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Rob Daws has served as our Vice President-Land since August 2010. Mr. Daws' duties include acquiring new lease acreage, monitoring current lease acreage and managing the legal process associated with acquiring lease acreage. From April 2006 until joining us, Mr. Daws served as Senior Staff Landman with Encore Acquisition Company. Prior to Encore, Mr. Daws served as Senior Landman for three years at Magnum Hunter followed by serving as Senior Landman at Devon Energy for approximately eight months. Mr. Daws experience in the oil and gas industry spans 27 years in a combination of roles in corporate land administration for Union Pacific Resources Company, Snyder Oil Corporation and Burlington Resources Corporation as well as land manager/landman responsibilities for Bettis, Boyle and Stovall, Inc., Magnum Hunter Resources, Inc., Devon Energy Corporation and Encore Acquisition Company.

Education: (degrees, schools, and dates):

Mr. Daws holds a Bachelor of Science degree in Business Management awarded by Oral Roberts University in 1982.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Daws intends to devote substantially full time to Company matters.

(F): Name: Hubert “Chip” Vaughn Age: 56

Title: Vice President-Production

Office Street Address: 1513 Houston St., Sulphur Springs, TX 75482 Telephone No.: (903) 439-6414

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Chip Vaughn has served as our Vice President-Production since August 2010. Mr. Vaughn’s duties include serving as a field production manager as well as assisting in the identification and evaluation of property acquisition candidates. Prior to joining us, Mr. Vaughn worked as a gas field production manager for Manek Energy, beginning in 2008. From 2001, until joining Manek Energy, Mr. Vaughn worked for Southern Crane and Elevator Service inspecting and repairing overhead cranes and elevators. Prior to working for Southern Crane and Elevator Service, Mr. Vaughn worked extensively managing oil and gas production activities both domestically and internationally.

Education: (degrees, schools, and dates): Mr. Vaughn is a high school graduate.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Vaughn intends to devote substantially full time to Company matters.

(G): Name: Gary McBride Age: 41

Title: Vice President- Business Development

Office Street Address: 1513 Houston St., Sulphur Springs, TX 75482 Telephone No.: (903) 439-6414

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Gary McBride has served as our Vice President-Business Development since August 2010. Mr. McBride's duties include strategic development and execution of various operational initiatives. Mr. McBride brings us over 10 years of experience in business development, acquisitions, due diligence, and evaluation of oil and gas opportunities. From July 2008 until joining us, Mr. McBride served as Vice President-Business Development for Manek Energy, Inc., where he was influential in the growth and success of Manek Energy's locations in Corning, New York and Triadelphia, West Virginia. From September 2005 until joining Manek Energy, Mr. McBride served in a series of safety and equipment management roles for Key Energy, Omega Oilfield Services, Excel Driver Services, Pumpco Services, TLC Plumbing and B&B Fire Prevention.

Education: (degrees, schools, and dates): Mr. McBride is a high school graduate.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. McBride intends to devote substantially full time to Company matters.

DIRECTORS OF THE COMPANY

33. **Number of Directors:** One.

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Our directors are elected annually. We have no special arrangements with respect to election of our directors. As a result of his beneficial ownership of all outstanding shares of Class A Common Stock, Kenneth Goggans, our Chief Executive Officer, sole Director and majority stockholder, will be able to control the election of all directors for the foreseeable future.

34. **Information concerning outside or other Directors (i.e. those not described above):**

Kenneth Goggans currently is our only director. We intend to identify suitable outside directors to join our Board, but no such outside directors have been identified to date.

35. **(a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?**

[x] Yes [ ] No **Explain:**

Our Chief Executive Officer, Kenneth Goggans, has started two companies that provide services and equipment to oil and gas operators. He founded Manek Energy, Inc., an oilfield services company, in 2005 and led it to become the dominant company performing well completions in the Marcellus Shale. From the time of its founding through the sale of its primary operations to Weatherford International, Ltd. in February 2010, Manek Energy provided well completion and other oil field services to many independent operators active in the Marcellus Shale. In January 2008, Mr. Goggans founded Manek Equipment, Inc. an oil field services equipment manufacturer, which under his supervision as Chairman has grown from a start up to become an established supplier of oil field services equipment.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

All of our key executives formerly worked for either Manek Energy or Encore Acquisition Company, both of which were active in the same industry as our Company while our key executives worked there. Manek Energy is an affiliate of ours. Pursuant to a support services agreement entered between Manek Energy and us, Manek Energy has agreed to waive any claims against its employees for conversion or theft of trade secrets, know-how or other proprietary information. None of the employees that formerly worked at Encore are parties to noncompetition agreements that would restrict their ability to join us and none are parties to confidentiality agreements with Encore. Further, we believe that these employees are not in possession of any proprietary or confidential information that would be harmful to Encore, if disclosed.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development state and describe the circumstance, including relevant dates.

Our Company was formed in June 2010 and is a development stage company. Kenneth Goggans, our Chief Executive Officer and sole Director, served as Manek Energy's Chief Executive Officer from its founding in 2005 and managed the company through start up and subsequent high growth phases to become a company with approximately 100 employees. At its peak, Manek Energy was one of the largest well completion providers in the Marcellus Shale. Weatherford International, LLC, acquired most of the assets of Manek Energy in February 2010. In 2008, Mr. Goggans also founded Manek Equipment, an oil field equipment manufacturing company, and, as Chairman, supervised its growth through its start up phase. Today, Manek Equipment is an established oil field equipment supplier.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement to the Company.

All of our key personnel are, or are expected to become, employees and none are consultants or independent contractors. Mr. Ritchie has not started with us yet, and, while he has accepted an offer of employment and is expected to join the Company in January 2011. We cannot assure you that he will do so, however.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the person insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the state of the insured person or a surviving spouse.

We currently do not carry key man life insurance. We intend to obtain key man life insurance on Kenneth Goggans in the future, but the amount and terms of such a policy have not been determined.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, set forth below the name of such persons, and the nature and date of such action.

None of the events described in this question have occurred.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

["Principal Stockholders" begins on the following page.]

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares:	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares Held After Offering if All Securities Sold	% of Total
Class A Common					
Kenneth Goggans(1)	(2)	80,000,100(3)	100%(3)(4)	80,000,100(3)	100%(3)(4)
Manek Energy, Inc.(5)	$0.02(6)	10,000,000(3)	12.5%(3)(4)	10,000,000(3)	12.5%(3)(4)
Class B Common					
Kenneth Goggans(1)	(2)	5,130,000(3)	51.3%(3)(4)	5,130,000(3)	34.2%(3)(4)
MKM Management, LLC(7)	(8)	4,095,000(9)	41.0%(9)	4,095,000(9)	27.3%(9)
McKenzie Investments, Ltd.(10)	(8)	4,095,000(9)	41.0%(9)	4,095,000(9)	27.3%(9)

1. Mr. Goggans' office street address is 1513 Houston St., Sulphur Springs, TX 75482 and his telephone number at this address is (903) 439-6414. Mr. Goggans' principal occupation is Chief Executive officer of Richland Resources Corporation.
2. On August 5, 2010, we sold 70,000,000 shares of our Class A Common Stock and 10,000,000 shares of our Class B Common Stock to Kenneth Goggans in exchange for (i) approximately $20,000, (ii) the contribution of an interest in a prospective well in Wood County, Texas, and (iii) Mr. Goggans' agreement to provide future financial support in such amounts as may be necessary to support our operations until we reach cash flow positive status, subject to a cap of $1,000,000. We valued the property contributed by Mr. Goggans in connection with this sale at $399,028, based on Mr. Goggans' historical cost basis in the property. The operator drilling the well has subsequently determined that it is not commercially viable
3. Mr. Goggans holds 70,000,100 Class A Common shares and 3,570,000 Class B Common shares in his name. Mr. Goggans wholly owns and controls Manek Energy, and accordingly he also is deemed to beneficially own the 10,000,000 Class A Common shares held by Manek Energy. In addition, Mr. Goggans is deemed to beneficially own an additional 1,560,000 Class B Common shares gifted by him to members of his family. Mr. Goggans' Class A Common shares are convertible at any time at his election into Class B Common shares on a one for one basis. If Mr. Goggans were to convert all of the Class A Common shares that he beneficially owns, he would beneficially own a total of 85,130,100 Class B Common shares, or 94.6% of the outstanding Class B Common shares if the minimum shares offered are sold and 89.6% of such shares if the maximum shares offered are sold.
4. Mr. Goggans' Class A Common shares are entitled to 10 votes per share on matters submitted to stockholders for approval. Through his combined beneficial ownership of Class A and Class B Common shares, Mr. Goggans will hold 99.4% of the voting power of the outstanding Class A and Class B Common shares combined if the minimum shares offered are sold and 98.8% of such combined voting power if the maximum shares offered are sold. As a result, Mr. Goggans will be able to control all matters submitted to stockholders for approval for the foreseeable future.
5. Manek Energy, Inc.'s office street address is 1513 Houston St., Sulphur Springs, TX 75482 and its telephone number is (903) 439-6414.
6. On August, 5, 2010, we sold 10,000,000 shares of our Class A Common Stock to Manek Energy, Inc., a company wholly owned and controlled by Kenneth Goggans, in exchange for approximately $133,333 of indebtedness owed by us to Manek Energy in connection with operational services delivered to us from the date of our incorporation through August 5, 2010. Pursuant to an agreement between Manek Energy and us, these operational services were provided to us at Manek Energy's cost.
7. MKM Management, LLC's office street address is 130 N. Hillcrest Dr., Sulphur Springs, TX 75482 and its telephone number is (903) 885-7621.
8. MKM Management, LLC and McKenzie Investments, Ltd. each received the shares owned by them as gifts from Kenneth Goggans and paid nothing for their shares.
9. MKM Management, LLC and McKenzie Investments, Ltd. own 2,000,000 and 1,000,000 shares of Class B Common in their names, respectively. Both MKM Management, LLC and McKenzie Investments, Ltd. are wholly owned by Michael K. McKenzie, who is a family member of other stockholders holding an aggregate of 1,095,000 Class B Common shares. Accordingly, MKM Management, LLC and McKenzie Investments, Ltd. each are deemed to beneficially own the shares held by the other and the 680,000 Class B Common shares held by other family members of Michael K. McKenzie.
10. McKenzie Investments, Ltd.'s office street address is 130 N. Hillcrest Dr., Sulphur Springs, TX 75482 and its telephone number is (903) 885-7621.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 80,000,100 Class A shares (100% of total outstanding)
84,730,100 Class B shares (94.1% of total outstanding)

After offering: **a) Assuming minimum securities sold:**
80,000,100 Class A shares (100% of total outstanding)
84,730,100 Class B shares (94.1% of total outstanding)

b) Assuming maximum securities sold:
80,000,100 Class A shares (100% of total outstanding)
84,730,100 Class B shares (89.2% of total outstanding)

(Assume all options exercised and all convertible securities converted. The Class A shares are convertible on a one-for-one basis into Class B shares; there are no options, warrants or other convertible securities outstanding.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

None of our Officers, Directors, or key personnel is related to each other by blood or marriage. Two of our principal stockholders, MKM Management, LLC and McKenzie Investments, Ltd., are wholly owned by Michael K McKenzie.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

On August 5, 2010, we sold 70,000,000 shares of our Class A Common Stock and 10,000,000 shares of our Class B Common Stock to Kenneth Goggans in exchange for (i) approximately $20,000, (ii) the contribution of an interest in a prospective well in Wood County, Texas, valued at $399,028, based on Mr. Goggans' historical cost basis in the property, and (iii) Mr. Goggans' agreement to provide future financial support in such amounts as may be necessary to support our operations until we reach cash flow positive status, subject to a cap of $1,000,000. The operator drilling the well in the Wood County property has subsequently determined that the well is not commercially viable.

On August 5, 2010, we sold 10,000,000 shares of our Class A Common Stock to Manek Energy, Inc., a company wholly owned and controlled by Kenneth Goggans, in exchange for approximately $133,333 of indebtedness owed by us to Manek Energy in connection with operational services delivered to us from the date of our incorporation through August 5, 2010.

From the date of our formation on June 16, 2010 through the present, we outsourced all operational activities to Manek Energy, which billed us for these services as its cost pursuant to an agreement between the companies. Through August 5, 2010, we incurred approximately $133,333 of expenses in connection with this arrangement. We do not expect to incur significant additional expenses under this agreement in the future.

We sublease our office space in Sulphur Springs, Texas from Manek Energy, which is wholly owned by Mr. Goggans. We also reimburse Manek for use of our office space in Fort Worth, Texas. .

We pay $3,000 per month for the space in Sulphur Springs and both our sublease and Manek Energy's primary lease are on a month-to-month basis. We currently pay approximately $7,500 monthly for the space in Fort Worth, and will pay approximately $11,500 monthly beginning in February 2011. (See Question No. 3(g) for additional information about our office space.)

In connection with, and as part of the Mr. Goggans has agreed to provide financial support in such amounts as may be necessary to support the Issuer's operations until the Issuer reaches cash flow positive status, subject to a cap of $1,000,000. Mr. Goggans entered into this agreement as part of his August 2010 purchase of Class A and Class B common stock. The Company is not required to repay amounts advanced under this agreement to Mr. Goggans, and such amounts do not bear interest. Mr. Goggans has also represented in this agreement that he has sufficient financial resources sufficient to meet his obligations under this agreement.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

We currently have no debt and none of our Officers, Directors, key personnel, or 10% stockholders has guaranteed or co-signed for any other Company obligations. We sublease our office space in Sulphur Springs, Texas, and Fort Worth, Texas, from Manek Energy, Inc, a company owned by Kenneth Goggans, our founder and Chief Executive Officer.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

Since its founding in June 2010 through November 12, 2010, the Company has paid the following compensation to its officers and directors:

Chief Executive Officer:	Kenneth Goggans	$ 0
Acting Chief Financial Officer:	Shannon Cornelison-Brown	$ 25,769
Key Personnel:	Scott Ritchie	$ 0
	Scott Royal	$ 43,750
	Brent Johnson	$ 27,288
	Roy Yates	$ 40,750
	Robert Daws	$ 30,673
	Gary McBride	$ 34,231
	Hubert C. Vaughn	$ 33,846
Total:		$200,577
Directors as a group (number of persons: 1)		$ 0

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

Set forth below is the annualized remuneration we expect to pay our Officers, Directors and key personnel for the current fiscal year, after which future compensation decisions will be made by our Board of Directors. In addition to the below, we intend to adopt a stock-based long term incentive plan in the near future. However, no specifics relating to such plan have been determined. We do not have a Chief Operating Officer and so no such officer is listed below.

		Cash	**Other**
Chief Executive Officer:	Kenneth Goggans	$ 0(1)	(1)
Acting Chief Financial Officer:	Shannon Cornelison-Brown	$ 100,000(2)	(2)
Key Personnel:	Scott Ritchie	$ 180,000(3)	(3)
	Scott Royal	$ 175,000(4)	(4)
	Brent Johnson	$ 165,000(5)	(5)
	Roy Yates	$ 163,000(6)	(6)
	Robert Daws	$ 145,000(7)	(7)
	Gary McBride	$ 100,000(8)	(8)
	Hubert C. Vaughn	$ 80,000(9)	(9)
Total:		$1,180,000	
Directors as a group (number of persons: 1)		$ 0	

1. Mr. Goggans has elected not to draw any cash compensation from us in fiscal 2010.
2. Mrs. Cornelison-Brown's compensation will include a base salary of $100,000, a Holiday bonus, payable in December each year, equal to one week of pay, and an annual discretionary bonus, payable in January each year, of up to 35% of her base salary. We also will provide Mrs. Cornelison-Brown with matching 401(k) contributions equal to 100% of the first 3% contributed and 50% of the next 2% contributed by her each year. Mrs. Cornelison-Brown is provided a laptop computer and cell phone in connection with the performance of her duties.
3. Mr. Ritchie's compensation will include a base salary of $180,000, a Holiday bonus, payable in December each year, equal to one week of pay, and an annual discretionary bonus, payable in January each year, of up to 35% of his base salary. We also will provide Mr. Ritchie with matching 401(k) contributions equal to 100% of the first 3% contributed and 50% of the next 2% contributed by him each year. Mr. Ritchie is provided a laptop computer and cell phone in connection with the performance of his duties. While Mr. Ritchie has accepted our offer of employment, he has not joined us yet and we cannot assure he will do so.
4. Mr. Royal's compensation will include a base salary of $175,000, a Holiday bonus, payable in December each year, equal to one week of pay, and an annual discretionary bonus, payable in January each year, of up to 35% of his base salary. We also will provide Mr. Royal with matching 401(k) contributions equal to 100% of the first 3% contributed and 50% of the next 2% contributed by him each year. Mr. Royal is provided a laptop computer and cell phone in connection with the performance of his duties.
5. Mr. Johnson's compensation will include a base salary of $165,000, a Holiday bonus, payable in December each year, equal to one week of pay, and an annual discretionary bonus, payable in January each year, of up to 35% of his base salary. We also will provide

Mr. Johnson with matching 401(k) contributions equal to 100% of the first 3% contributed and 50% of the next 2% contributed by him each year. Mr. Johnson is provided a laptop computer and cell phone in connection with the performance of his duties.

6. Mr. Yates' compensation will include a base salary of $163,000, a Holiday bonus, payable in December each year, equal to one week of pay, and an annual discretionary bonus, payable in January each year, of up to 35% of his base salary. We also will provide Mr. Yates with matching 401(k) contributions equal to 100% of the first 3% contributed and 50% of the next 2% contributed by him each year. Mr. Yates is provided a laptop computer and cell phone in connection with the performance of his duties.
7. Mr. Daws' compensation will include a base salary of $145,000, a Holiday bonus, payable in December each year, equal to one week of pay, and an annual discretionary bonus, payable in January each year, of up to 30% of his base salary. We also will provide Mr. Daws with matching 401(k) contributions equal to 100% of the first 3% contributed and 50% of the next 2% contributed by him each year. Mr. Daws is provided a laptop computer and cell phone in connection with the performance of his duties.
8. Mr. McBride's compensation will include a base salary of $100,000, a Holiday bonus, payable in December each year, equal to one week of pay, and an annual discretionary bonus, payable in January each year, of up to 30% of his base salary. We also will provide Mr. McBride with matching 401(k) contributions equal to 100% of the first 3% contributed and 50% of the next 2% contributed by him each year. Mr. McBride is provided a laptop computer and cell phone in connection with the performance of his duties.
9. Mr. Vaughn's compensation will include a base salary of $80,000, a Holiday bonus, payable in December each year, equal to one week of pay, and an annual discretionary bonus, payable in January each year, of up to 30% of his base salary. We also will provide Mr. Vaughn with matching 401(k) contributions equal to 100% of the first 3% contributed and 50% of the next 2% contributed by him each year. Mr. Vaughn is provided a laptop computer and cell phone in connection with the performance of his duties.

(c) If any employment agreements exist or are contemplated, describe:

We have no employment agreements and currently none are contemplated.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:

We have no presently outstanding stock purchase agreements, stock options, warrants or rights.

Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

We currently are not a party to any stock purchase agreements, stock options, warrants or rights. We anticipate implementing a stock-based incentive plan in the future, but no specifics regarding any such plan have been determined.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:

We have no existing stock purchase or option plans, so this question is not applicable to us.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Future stock purchase agreements, stock options, warrants, or rights will not require stockholder approval. Subject to the requirements of the Delaware General Corporation Law, our Board of Directors (without any further action by stockholders) will be responsible for approving stock purchase agreements, stock options, warrants, or rights.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination.

We are highly dependent on the services of our founder and Chief Executive Officer, Kenneth Goggans. Due to Mr. Goggans' position with and ownership stake in the Company, we have not considered it necessary to make any arrangements with Mr. Goggans to assure that he will remain with us.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

We were founded in June 2010 and neither us, nor any of our Officers, Directors or other key personnel has had any past, pending or threatened litigation or administrative action that has had or may have a material effect on our business, financial condition, or operations.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address, and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

We are not an S corporation, and we do not anticipate that significant tax benefits will be available to investors in this offering.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits to the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, and breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

We know of no material factors, either adverse or favorable, that will or could affect us or our business that have not been previously discussed in this Offering Circular or that are necessary to prevent this Offering Circular from being misleading or incomplete.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

[The financial statements begin on the following page.]


RICHLAND
RESOURCES
TM

November 16, 2010

Management has prepared the attached financial statements for Richland Resources Corporation (the "Company") as of and for the period from inception (June 16, 2010) through September 30, 2010 in accordance with generally accepted accounting principles. The Company is a development stage company and has not generated any operating revenue. Interim financial statements include all adjustments necessary for fair presentation of the financial statements at interim dates. All normal and recurring adjustments have been included in the financial statements for the period ended September 30, 2010.

These financial statements have been internally prepared and, accordingly, have not been audited, reviewed or compiled.

Shannon Cornelison-Brown
Acting Chief Financial Officer

RICHLAND RESOURCES CORPORATION
(A Development Stage Company)
Unaudited Consolidated Balance Sheet
September 30, 2010

ASSETS		
Cash	$	4,288
Total Current Assets	$	4,288
Computer Hardware and Software		5,556
Total Assets	$	9,844
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts Payable	$	109,722
401k and Roth IRA Payable		1,341
Payroll Tax Payable		3,634
Total Current Liabilities	$	114,697
Non-current Liabilities		-
Total Liabilities	$	114,697
Stockholders' Equity		
Preferred Stock, par value $0.01, 100,000,000 shares authorized, 0 shares issued and outstanding.		-
Class A Common Stock, par value $0.0001, 100,000,000 shares authorized, 80,000,100 shares issued and outstanding.		8,000
Class B Common Stock, par value $0.01, 400,000,000 shares authorized, 10,000,000 shares issued and outstanding.		100,000
Additional Paid-in Capital		195,833
Accumulated loss		(408,686)
		(104,853)
Total Liabilities and Stockholders' Equity	$	9,844

See accompanying notes to these financial statements.

RICHLAND RESOURCES CORPORATION

(A Development Stage Company)

Unaudited Consolidated Statement of Operations

For the Period From Inception (June 16, 2010) to September 30, 2010

Interest Income	$ 1
	1
Expenses	
Legal and professional	121,603
Licenses and Permits	800
Bank and Financing Charges	285
Conferences	990
Dues and Subscriptions	200
Insurance	2,199
Rent or lease	2,500
Supplies	759
Office expenses	1,033
Telephone	1,024
Internet	287
Utilities	1,301
Marketing and advertising	16,800
Repairs and maintenance	1,784
Contract labor	7,267
Payroll expenses	228,571
Payroll taxes	21,284
	408,687
Net Profit (Loss)	$ (408,686)
Net loss per share, basic and diluted	$ (.0002)
Weighted average number of common shares outstanding, basic and diluted	80,000,100

See accompanying notes to these financial statements.

RICHLAND RESOURCES CORPORATION
(A Development Stage Company)
Unaudited Consolidated Statement of Cash Flows
For the Period From Inception (June 16, 2010) to September 30, 2010

Cash flows from operations		
Accumulated loss	$	(408,687)
Increase in accounts payable		109,722
Increase in 401k and Roth IRA payable		1,341
Increase in payroll taxes payable		3,634
Adjustments to reconcile accumulated loss with to cash flows from operations		
Class A shares issued for goods and services		133,333
Net cash flows from operating activities		(160,657)
Cash flows from investing activities		
Purchase of computer hardware and software		(5,556)
Net cash flows from investing activities		(5,556)
Cash flows from financing activities		
Class A and B shares issued for cash		20,000
Additional paid-in capital		150,500
Interest Income		1
Net increase in cash flows from financing activities		170,501
Changes in cash		4,288
Cash at beginning of period		-
Cash at end of period	$	4,288
Supplemental Disclosures		
Cash paid for interest	$	-
Cash paid for taxes	$	-
Non-cash investing and financing activities		
Oil and gas properties contributed for shares issued	$	399,028

See accompanying notes to these financial statements.

RICHLAND RESOURCES CORPORATION

(A Development Stage Company)

Unaudited Consolidated Statement of Changes in Stockholders Equity

For the Period From Inception (June 16, 2010) to September 30, 2010

	Preferred Stock	Class A Shares	Class A Par Value	Class B Shares	Class B Par Value	Additional Paid In Capital	Retained Earnings	Total
Founder's shares issued	$ -	100	$ -	-	$ -	$ -	$ -	$ -
Founder's capitalization (Cash)	--	70,000,000	7,000	10,000,000	100,000	63,500	-	170,500
Issued to Manek Energy, Inc. for goods and services received	-	10,000,000	1,000	-	-	132,333	-	133,333
Accumulated loss	-	-	-	-	-	-	(408,686)	(408,687)
	$ -	80,000,100	$ 8,000	10,000,000	$ 100,000	$ 195,833	$ (408,686)	$(104,853)

See accompanying notes to these financial statements.

RICHLAND RESOURCES CORPORATION
(A Development Stage Company)
Notes to Financial Statements
September 30, 2010

Note 1 – Organization

Richland Resources Corporation (the "Company") was incorporated June 16, 2010 in the state of Delaware. The Company is an independent oil and gas exploration and production company focused on building a diversified portfolio of oil and gas reserves and production revenue through the acquisition and development of oil and gas assets. Further, the Company is considered a development stage Company as defined in accordance with accounting guidance, FASB ASC 915, "Development Stage Entities," and has not, thus far, commenced planned principal operations.

The Company's founder has contributed cash totaling $20,000 and an interest in a prospective well in Wood County, Texas, with a cost basis of $399,028 to capitalize the Company in exchange for 70,000,000 Class A common shares and 10,000,000 Class B common shares. Additionally, the founder was issued 100 Class A common shares at inception of the Company. The founder has committed to fund the operations of the Company until it reaches cash flow positive or up to $1,000,000.

Manek Energy, Inc. is an affiliate of the Company through common ownership of the founder. Manek Energy, Inc. has been issued 10,000,000 Class B common shares for its contribution of goods and service provided totaling $133,333 during the period from inception through August 6, 2010.

The Company's Class A common shares have equivalent rights to its Class B common shares, except that Class A common shares are entitled to 10 votes per share on matters submitted to stockholders for approval, whereas Class B common shares are entitle to only one vote on such matters. Additionally, Class A common shares are convertible into Class B common shares on a one for one basis at the election of the holder. The Company's Certificate of Incorporation authorizes the issuance of up to 100,000,000 Preferred shares having such rights and preferences as are determined by the Company's Board of Directors at the time of issuance. No Preferred shares are outstanding currently.

Note 2 – Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Interim Financial Statements

Interim financial statements include all adjustments necessary for fair presentation of the financial statements at interim dates. All normal and recurring adjustments have been included in the financial statements for the period ended September 30, 2010.

Basis of Accounting and Revenue Recognition

The financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues and their related costs are recognized when petroleum products are delivered to the customer in accordance with the underlying sales contract.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term securities with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at September 30, 2010.

Property and Equipment

The Company uses the Full Cost method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, to drill and equip development wells and related asset retirement costs are capitalized.

Major renewals and improvements are capitalized while the costs of repairs and maintenance are charged to expense as incurred. The costs of assets retired or disposed and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is reflected in operations.

The Company provides depreciation, depletion and amortization of their investment in producing oil and natural gas properties on the units-of-production method based on internal reserve estimates of recoverable oil and natural gas reserves from the properties.

Depreciation expense for other property and equipment is calculated on a straight-line method over estimated useful lives of three to seven years.

The Company reviews its long-lived assets, including its oil and gas properties, for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. The Company determines whether impairment has occurred by estimating the undiscounted expected future net cash flows of its oil and gas properties and compares such cash flows to the carrying amount of the oil and gas properties to determine if the carrying amount is recoverable. The Company assesses impairment of non-producing leasehold costs and undeveloped mineral and royalty interests periodically on a property-by-property basis. The Company charges any impairment in value to expense in the period incurred. There was no impairment loss recognized for the period ended September 30, 2010.

Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to the authoritative guidance on *Accounting for Income Taxes*. Deferred taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement and carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes future tax benefits to the extent that realization of such benefits is more likely than not.

Management evaluates the deferred tax asset to determine if an allowance against the deferred tax asset is required. This determination and future estimates could be impacted by changes in future taxable income, the results of tax strategies or changes in tax laws.

The Company follows the authoritative guidance that prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. This authoritative guidance requires that a company recognize in its financial statements the impact of tax positions that meet a "more likely than not" threshold, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. As of September 30, 2010, the Company had no uncertain tax positions.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates affecting these financial statements include estimates for qualities of proved oil and gas reserves and related amortization expense, asset retirement obligations and others, and are subject to change.

Asset Retirement Obligations

Based on the nature of our property ownership, we have no material obligation required to be recorded.

Contingencies

Provisions for settlements are accrued when payment is considered probable and the amount of loss is reasonably estimable in accordance with the authoritative guidance on *Accounting for Contingencies*. If the best estimate of cost can only be identified within a range and no specific amount within that range can be determined more likely than any other amount within the range, and the loss is considered probable, the minimum of the range is accrued. Legal and related professional services costs to defend litigation of this nature are expensed as incurred.

Note 3 –Property and Equipment

As of September 30, 2010, the Company has capitalized $5,556 in cost associated with the purchase of computer hardware and software. Depreciation expense for the computer hardware and software will be calculated on a straight-line method over estimated useful lives of three to seven years.

Note 4. Income Taxes

The Company has no significant deferred tax assets or liabilities. Net operating losses as of September 30, 2010 have been fully reserved.

Note 5 – Subsequent Events

Management has reviewed activity from September 30, 2010 through November 16, 2010 which is considered to be the date though which these financial statements are available to be issued for events requiring recognition or disclosure.

[Management's Discussion and Analysis of Certain Relevant Factors begins on the following page.]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. **If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.**

We commenced operations in June 2010, and, while we have incurred expenses in connection with the development of our business, we have not generated any revenues to date. As a result we have suffered losses through September 30, 2010 of approximately $408,867. Any delay in completing such a purchase could severely hurt our liquidity, requiring us to raise additional capital or cease operations. (See response to Question No.4)

48. **Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.**

We commenced operations in June 2010 and do not have any meaningful historical operating results. (See Question No. 3(c) for a discussion of industry economics and trends and Questions Nos. 3 and 4 for a general discussion of actions contemplated over the next 12 months that we believe will significantly impact our results of operations.)

49. **If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year:**

We began operations in June 2010 and have had no sales in any prior periods, so this question is not applicable to us.

What is the anticipated gross margin for the next year of operations:

We have had no operational history and currently are unable to provide reliable estimates of our future gross margins.

If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Based solely on our general knowledge of industry competitors, we believe typical gross margins in the industry are between 36-40%. Many factors could prevent us from reaching such gross margins. (See Question No. 2 and Question No. 3(c))

50. **Foreign sales as a percent of total sales for last fiscal year:** 0%.
Domestic government sales as a percent of total domestic sales for last fiscal year: 0%.
Explain the nature of these sales, including any anticipated changes:

We were formed in June 2010 and have had no operations in any prior fiscal years. We do not anticipate having any domestic government sales in the future, but our long term business plan does contemplate initiating international operations in the future. However, no specifics relating to any such international operations have been determined to date.

[End]

PART III – EXHIBITS

Item 1. Index to Exhibits

2.1 Amended and Restated Certificate of Incorporation of Richland Resources Corporation

2.2 Bylaws of Richland Resources Corporation

4.1 Form of Subscription Agreement

6.1 Sublease Agreement between Manek Energy, Inc. and Richland Resources Corporation relating to office space in Sulphur Springs, Texas

6.2 Stock Purchase and Limited Financial Support Agreement between Richland Resources Corporation and Kenneth Goggans

6.3 Support Services Agreement between Manek Energy, Inc. and Richland Resources

6.4 Amendment No. 1 to Support Services Agreement between Manek Energy, Inc. and Richland Resources Corporation (relating to office space in Fort Worth, Texas).

11 Opinion of Paul W. Talbot, Esq.

Item 2. Description of Exhibits

2.1 Amended and Restated Certificate of Incorporation of Richland Resources Corporation (Filed with Amendment Number 1 to the Form 1-A)

2.2* Bylaws of Richland Resources Corporation

4.1* Form of Subscription Agreement

6.1* Sublease Agreement between Manek Energy, Inc. and Richland Resources

6.2* Stock Purchase and Limited Financial Support Agreement between Richland Resources Corporation and Kenneth Goggans

6.3* Support Services Agreement between Manek Energy, Inc. and Richland Resources Corporation

6.4* Amendment Number 1 to Support Services Agreement between Manek Energy, Inc. and Richland Resources Corporation (relating to office space in Fort Worth, Texas).

11 Opinion of Paul W. Talbot, Esq.

---

* filed herewith

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sulphur Springs, State of Texas, on NOVEMBER 26, 2010.

Richland Resources Corporation



By: ______________________________
Kenneth Goggans, Chief Executive Officer and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated:



______________________________ Dated: November 26, 2010
Kenneth Goggans, Chief Executive Officer



______________________________ Dated: November 26, 2010
Shannon Cornelison-Brown, Acting Chief Financial Officer

BYLAWS
OF
RICHLAND RESOURCES CORPORATION

ARTICLE 1
OFFICES

Section 1.1 Registered Office.

The registered office of the corporation in the State of Delaware shall be 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, County of Kent. The name of the registered agent is at such address is The Corporation Trust Company.

Section 1.2 Other Offices.

The corporation shall also have and maintain an office or principal place of business at such other place as the Board of Directors may determine from time to time, and may also have offices at such other places, both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE 2
STOCKHOLDERS' MEETINGS

Section 2.1 Place of Meetings.

(a) Meetings of stockholders may be held at such place, either within or without this State, as may be designated by or in the manner provided in these bylaws or, if not so designated, as determined by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as authorized by paragraph (b) of this Section 2.1.

(b) If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication:

(1) Participate in a meeting of stockholders; and

(2) Be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (A) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (B) the corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (C) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation.

(c) For purposes of this Section 2.1, "remote communication" shall include (1) telephone or other voice communications and (2) electronic mail or other form of written or visual electronic communications satisfying the requirements of Section 2.11(b).

Section 2.2 Annual Meetings.

(a) The annual meetings of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors, or, if not so designated, then at 10:00 a.m. local time on June 30 in each year if not a legal holiday, and, if a legal holiday, at the same hour and place on the next succeeding day not a holiday.

Section 2.3 Special Meetings.

Except as otherwise required by law and subject to the rights, if any, of the holders of any series of Preferred Stock, special meetings of the stockholders of the corporation may be called, for any purpose or purposes, only by the Chairman of the Board of Directors, the Chief Executive Officer, the President or the Secretary, in each case pursuant to a resolution of the Board of Directors, and special meetings of stockholders of the corporation may not be called by any other person or persons at any time.

Section 2.4 Notice of Meetings.

(a) Except as otherwise provided by law or the Certificate of Incorporation, written notice of each meeting of stockholders, specifying the place, if any, date and hour and purpose or purposes of the meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote thereat, directed to his address as it appears upon the books of the corporation; except that where the matter to be acted on is a merger or consolidation of the corporation or a sale, lease or exchange of all or substantially all of its assets, such notice shall be given not less than 20 nor more than 60 days prior to such meeting.

(b) If at any meeting action is proposed to be taken which, if taken, would entitle shareholders fulfilling the requirements of section 262(d) of the Delaware General Corporation Law to an appraisal of the fair value of their shares, the notice of such meeting shall contain a statement of that purpose and to that effect and shall be accompanied by a copy of that statutory section.

(c) When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken unless the adjournment is for more than thirty days, or unless after the adjournment a new record date is fixed for the adjourned meeting, in which event a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(d) Notice of the time, place and purpose of any meeting of stockholders may be waived in writing, either before or after such meeting, and, to the extent permitted by law, will be waived by any stockholder by his attendance thereat, in person or by proxy. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

(e) Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the corporation under any provision of Delaware General Corporation Law, the certificate of incorporation, or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the corporation. Any such consent shall be deemed revoked if (i) the corporation is unable to deliver by electronic transmission two consecutive notices given by the corporation in accordance with such consent, and (ii) such inability becomes known to the secretary or an assistant secretary of the corporation or to the transfer agent or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Notice given pursuant to this subparagraph (e) shall be deemed given: (1) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (2) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (3) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (4) if by any other form of electronic transmission, when directed to the stockholder. An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of these bylaws, "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Section 2.5 Quorum and Voting.

(a) At all meetings of stockholders except where otherwise provided by law, the Certificate of Incorporation or these Bylaws, the presence, in person or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. Shares, the voting of which at said meeting have been enjoined, or which for any reason cannot be lawfully voted at such meeting, shall not be counted to determine a quorum at said meeting. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. At such adjourned meeting at which a quorum is present or represented, any business may be transacted which might have been transacted at the original meeting. The stockholders present at a duly called or convened meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

(b) Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, all action taken by the holders of a majority of the voting power represented at any meeting at which a quorum is present shall be valid and binding upon the corporation.

(c) Where a separate vote by a class or classes is required, a majority of the outstanding shares of such class or classes present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter, and the affirmative vote of the majority of shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class.

Section 2.6 Voting Rights.

(a) Except as otherwise provided by law, only persons in whose names shares entitled to vote stand on the stock records of the corporation on the record date for determining the stockholders entitled to vote at said meeting shall be entitled to vote at such meeting. Shares standing in the names of two or more persons shall be voted or represented in accordance with the determination of the majority of such persons, or, if only one of such persons is present in person or represented by proxy, such person shall have the right to vote such shares and such shares shall be deemed to be represented for the purpose of determining a quorum.

(b) Every person entitled to vote or to execute consents shall have the right to do so either in person or by an agent or agents authorized by a written proxy executed by such person or his duly authorized agent, which proxy shall be filed with the Secretary of the corporation at or before the meeting at which it is to be used. Said proxy so appointed need not be a stockholder. No proxy shall be voted on after three (3) years from its date unless the proxy provides for a longer period. Unless and until voted, every proxy shall be revocable at the pleasure of the person who executed it or of his legal representatives or assigns, except in those cases where an irrevocable proxy permitted by statute has been given.

(c) Without limiting the manner in which a stockholder may authorize another person or persons to act for him as proxy pursuant to subsection (b) of this section, the following shall constitute a valid means by which a stockholder may grant such authority:

(1) A stockholder may execute a writing authorizing another person or persons to act for him as proxy. Execution may be accomplished by the stockholder or his authorized officer, director, employee or agent signing such writing or causing his or her signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature.

(2) A stockholder may authorize another person or persons to act for him as proxy by transmitting or authorizing the transmission of a telephone, telegram, cablegram or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telephone, telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telephone, telegram, cablegram or other electronic transmission was authorized by the stockholder. Such authorization can be established by the signature of the stockholder on the proxy, either in

writing or by a signature stamp or facsimile signature, or by a number or symbol from which the identity of the stockholder can be determined, or by any other procedure deemed appropriate by the inspectors or other persons making the determination as to due authorization.

If it is determined that such telegrams, cablegrams or other electronic transmissions are valid, the inspectors or, if there are no inspectors, such other persons making that determination shall specify the information upon which they relied.

(d) Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to subsection (c) of this section may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

Section 2.7 Voting Procedures and Inspectors of Elections.

(a) The corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his ability.

(b) The inspectors shall (i) ascertain the number of shares outstanding and the voting power of each, (ii) determine the shares represented at a meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

(c) The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery upon application by a stockholder shall determine otherwise.

(d) In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in accordance with Sections 211(e) or 212(e)(2) of the Delaware General Corporation Law, or any information provided pursuant to Section 211(a)(2)(B)(i) or (iii) thereof, ballots and the regular books and records of the corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, the inspectors at the time they make their certification pursuant to subsection (b)(v) of this section shall specify the precise information considered by them including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors' belief that such information is accurate and reliable.

Section 2.8 List of Stockholders.

The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of and the number of shares registered in the name of each stockholder. The corporation need not include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

Section 2.9 Stockholder Proposals at Annual Meetings.

At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, otherwise properly brought before the meeting by or at the direction of the Board of Directors, or otherwise properly brought before the meeting by a stockholder. In addition to any other applicable requirements for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation not less than 90 days nor more than 120 days prior to the date on which the corporation first mailed its proxy materials for the previous year's annual meeting of stockholders (or the date on which the corporation mails its proxy materials for the current year if during the prior year the corporation did not hold an annual meeting or if the date of the annual meeting was changed more than 30 days from the prior year). A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of the stockholder proposing such business, (iii) the class and number of shares of the corporation which are beneficially owned by the stockholder, and (iv) any material interest of the stockholder in such business.

Notwithstanding anything in the Bylaws to the contrary, no business shall be conducted at the annual meeting except in accordance with the procedures set forth in Section 2.1 and this Section 2.9, provided, however, that nothing in this Section 2.9 shall be deemed to preclude discussion by any stockholder of any business properly brought before the annual meeting in accordance with said procedure.

The Chairman of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of Section 2.1 and this Section 2.9, and if he should so determine he shall so declare to the meeting, and any such business not properly brought before the meeting shall not be transacted.

Nothing in this Section 2.9 shall affect the right of a stockholder to request inclusion of a proposal in the corporation's proxy statement to the extent that such right is provided by an applicable rule of the Securities and Exchange Commission.

Section 2.10 Nominations of Persons for Election to the Board of Directors.

In addition to any other applicable requirements, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the corporation may be made at a meeting of stockholders by or at the direction of the Board of Directors, by any nominating committee or person appointed by the Board of Directors or by any stockholder of the corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Section 2.10. Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation, not less than 90 days nor more than 120 days prior to the date on which the corporation first mailed its proxy materials for the previous year's annual meeting of shareholders (or the date on which the corporation mails its proxy materials for the current year if during the prior year the corporation did not hold an annual meeting or if the date of the annual meeting was changed more than 30 days from the prior year). Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of the corporation which are beneficially owned by the person, and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Rule 14a under the Securities Exchange Act of 1934; and (b) as to the stockholder giving the notice, (i) the name and record address of the stockholder, and (ii) the class and number of shares of the corporation which are beneficially owned by the stockholder. The corporation may require any proposed nominee to furnish such other information as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as a director of the corporation. No person shall be eligible for election as a director of the corporation unless nominated in accordance with the procedures set forth herein. These provisions shall not apply to nomination of any persons entitled to be separately elected by holders of preferred stock.

The Chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

Section 2.11 Stockholder Action by Written Consent Without a Meeting.

Unless otherwise provided in the Certificate of Incorporation of the corporation, any action required by the Delaware General Corporation Law to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the corporation as provided in Section 228 of the Delaware General Corporation Law. In the event that the action which is consented to is such as would have required the filing of a certificate under any provision of the Delaware General Corporation Law, if such action had been voted on by stockholders at a meeting thereof, the certificate filed under such provision shall state, in lieu of any statement required by such provision concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the Delaware General Corporation Law.

ARTICLE 3
DIRECTORS

Section 3.1 Number and Term of Office.

The number of directors shall be determined from time to time by resolution of the Board of Directors, provided the Board shall consist of at least one member. No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires. With the exception of the first Board of Directors, which shall be elected by the incorporators, and except as provided in Section 3.3 of this Article 3, the directors shall be elected by a plurality vote of the shares represented in person or by proxy at the stockholders annual meeting in each year and entitled to vote on the election of directors. Elected directors shall hold office until the next annual meeting and until their successors shall be duly elected and qualified. Directors need not be stockholders. If, for any cause, the Board of Directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

Section 3.2 Powers.

The powers of the corporation shall be exercised, its business conducted and its property controlled by or under the direction of the Board of Directors.

Section 3.3 Vacancies.

Vacancies, including any vacancies that result from an increase in the number of directors, may only be filled as provided in the Certificate of Incorporation of the corporation. Each director so chosen shall hold office until his or her success shall be elected and qualified or until such director's earlier death, resignation, retirement or removal from office.

Section 3.4 Resignations and Removals.

Directors may only be removed as provided in the Certificate of Incorporation of the corporation. Any director may resign at any time upon written notice to the Board of Directors or to the Chief Executive Officer, the President or the Secretary of the corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The acceptance of a resignation shall not be necessary to make it effective.

Section 3.5 Meetings.

(a) The annual meeting of the Board of Directors shall be held immediately after the annual stockholders' meeting and at the place where such meeting is held or at the place announced by the Chairman at such meeting. No notice of an annual meeting of the Board of Directors shall be necessary, and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

(b) Except as hereinafter otherwise provided, regular meetings of the Board of Directors shall be held in the office of the corporation required to be maintained pursuant to Section 1.2 of Article 1 hereof. Regular meetings of the Board of Directors may also be held at any place, within or without the State of Delaware, which has been designated by resolutions of the Board of Directors or the written consent of all directors.

(c) Special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board of Directors or, if there is no Chairman of the Board of Directors, by the President, or by any of the directors.

(d) Written notice of the time and place of all regular and special meetings of the Board of Directors shall be delivered personally to each director or sent by telegram or facsimile transmission or other form of electronic transmission at least 48 hours before the start of the meeting, or sent by first class mail at least 120 hours before the start of the meeting. Notice of any meeting may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat.

Section 3.6 Quorum and Voting.

(a) A quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time in accordance with Section 3.1 of Article 3 of these Bylaws, but not less than one; provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by a vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation, or these Bylaws.

(c) Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communication equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) The transactions of any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice if a quorum be present and if, either before or after the meeting, each of the directors not present shall sign a written waiver of notice, or a consent to holding such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 3.7 Action Without Meeting.

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 3.8 Fees and Compensation.

Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement for expenses, as may be fixed or determined by resolution of the Board of Directors.

Section 3.9 Committees.

(a) **Other Committees:** The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, from time to time appoint committees as may be permitted by law. Such committees appointed by the Board of Directors shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committee.

(b) **Term:** The members of all committees of the Board of Directors shall serve a term coexistent with that of the Board of Directors which shall have appointed such committee. The Board of Directors, subject to the provisions of subsections (a) or (b) of this Section 3.9, may at any time increase or decrease the number of members of a committee or terminate the existence of a committee; provided that no committee shall consist of less than one member. The membership of a committee member shall terminate on the date of his death or voluntary resignation, but the Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(c) **Meetings:** Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 3.9 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter; special meetings of any such committee may be held at the principal office of the corporation required to be maintained pursuant to Section 1.2 of Article 1 hereof; or at any place which has been designated from time to time by resolution of such committee or by written consent of all members thereof, and may be called by any director who is a member of such committee upon written notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of written notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time after the meeting and will be waived by any director by attendance thereat. A majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

ARTICLE 4
OFFICERS

Section 4.1 Officers Designated.

The officers of the corporation shall be elected by the Board of Directors and may consist of a Chief Executive officer, a President, a Treasurer/Chief Financial Officer, one or more Executive Vice Presidents, one or more Senior Vice Presidents, one or more Vice Presidents, a Secretary, any number of Assistant Secretaries and such other officers and assistant officers as may be deemed necessary or desirable by the Board of Directors. Any number of offices may be held by the same person unless the certificate of incorporation or these Bylaws otherwise provide. In its discretion, the Board of Directors may choose not to fill any office for any period as it may deem advisable. The Board of Directors may also elect from among its members a Chairman of the Board of Directors.

Section 4.2 Tenure and Duties of Officers.

(a) **General:** All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors. Nothing in these Bylaws shall be construed as creating any kind of contractual right to employment with the corporation.

(b) **Duties of the Chairman of the Board of Directors:** The Chairman of the Board of Directors when present shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(c) **Duties of Chief Executive Officer:** The Chief Executive Officer shall be the chief executive officer of the corporation and shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. The Chief Executive Officer shall perform duties commonly incident to the office and perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The Chief Executive Officer shall report directly to the Board of Directors and shall have the right to delegate any of his or her powers to any other officer or employee and the authority to appoint Vice Presidents of the corporation.

(d) **Duties of President:** The President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors or Chief Executive Officer has been appointed and is present. The President shall perform duties commonly incident to the office and perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(e) **Duties of Vice-Presidents:** The Vice-Presidents, in the order of their seniority, may assume and perform the duties of the President in the absence or disability of the President or whenever the office of the President is vacant. The Vice-Presidents shall perform such other duties and have such other powers as the Board of Directors, the Chief Executive Officer or the President shall designate from time to time.

(f) **Duties of Secretary and Assistant Secretary:** The Secretary shall attend all meetings of the stockholders and of the Board of Directors and any committee thereof, and shall record all acts and proceedings thereof in the minute book of the corporation, which may be maintained in either paper or electronic form. The Secretary shall give notice, in conformity with these Bylaws, of all meetings of the stockholders and of all meetings of the Board of Directors and any Committee thereof requiring notice. The Secretary shall perform such other duties and have such other powers as the Board of Directors, Chief Executive Officer or President shall designate from time to time. The President may direct any assistant secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each assistant secretary shall perform such other duties and have such other powers as the Board of Directors, Chief Executive Officer or the President shall designate from time to time.

(g) **Duties of Treasurer/Chief Financial Officer:** The Treasurer/Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner, and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President. The Treasurer/Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Treasurer/Chief Financial Officer shall perform all other duties commonly incident to his office and shall perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. The President may direct any assistant treasurer to assume and perform the duties of the Treasure/Chief Financial Officer in the absence or disability of the Treasurer/Chief Financial Officer, and each assistant treasurer shall perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

ARTICLE 5
EXECUTION OF CORPORATE INSTRUMENTS, AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 5.1 Execution of Corporate Instruments.

(a) The Board of Directors may in its discretion determine the method and designate the signatory officer or officers, or other person or persons, to execute any corporate instrument or document, or to sign the corporate name without limitation, except where otherwise provided by law, and such execution or signature shall be binding upon the corporation.

(b) Unless otherwise specifically determined by the Board of Directors or otherwise required by law, formal contracts of the corporation, promissory notes, deeds of trust, mortgages and other evidences of indebtedness of the corporation, and other corporate instruments or documents requiring the corporate seal, and certificates of shares of stock owned by the corporation, shall be executed, signed or endorsed by the Chairman of the Board of Directors (if there be such an officer appointed) or by the President; such documents may also be executed by any Vice-President and by the Secretary or Treasurer or any assistant secretary or assistant treasurer. All other instruments and documents requiring the corporate signature but not requiring the corporate seal may be executed as aforesaid or in such other manner as may be directed by the Board of Directors.

(c) All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

(d) Execution of any corporate instrument may be effected in such form, either manual, facsimile or electronic signature, as may be authorized by the Board of Directors.

Section 5.2 Voting of Securities Owned by Corporation.

All stock and other securities of other corporations owned or held by the corporation for itself or for other parties in any capacity shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors or, in the absence of such authorization, by the Chairman of the Board of Directors (if there be such an officer appointed), or by the President, or by any Vice-President.

ARTICLE 6
SHARES OF STOCK

Section 6.1 Form and Execution of Certificates.

The shares of the corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Certificates for the shares of stock of the corporation shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the corporation shall be entitled to have a certificate signed by, or in the name of the corporation by, the Chairman of the Board (if there be such an officer appointed), or by the President or any Vice-President and by the Treasurer or assistant treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in section 202 of the Delaware General Corporation Law, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 6.2 Lost Certificates.

The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to indemnify the corporation in such manner as it shall require and/or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

Section 6.3 Transfers.

Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a certificate or certificates for a like number of shares, properly endorsed.

Section 6.4 Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the date on which the meeting is held. A determination of stockholders of record entitled notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to consent to corporate action in writing or by electronic transmission without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing or by electronic transmission without a meeting, when no prior action by the Board of Directors is required by the Delaware General Corporation Law, shall be the first date on which a signed written consent or electronic transmission setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded; provided that any such electronic transmission shall satisfy the requirements of Section 2.11(b) and, unless the Board of Directors otherwise provides by resolution, no such consent by electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing or by electronic transmission without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6.5 Registered Stockholders.

The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE 7
OTHER SECURITIES OF THE CORPORATION

All bonds, debentures and other corporate securities of the corporation, other than stock certificates, may be signed by the Chairman of the Board of Directors (if there be such an officer appointed), or the President or any Vice-President or such other person as may be authorized by the Board of Directors and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an assistant secretary, or the Treasurer or an assistant treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signature of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an assistant treasurer of the corporation, or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon has ceased to be an officer of the corporation before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE 8
CORPORATE SEAL

The corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board of Directors. The corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

ARTICLE 9
INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS

Section 9.1 Right to Indemnification.

Each person who was or is a party or is threatened to be made a party to or is involved (as a party, witness, or otherwise), in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a "Proceeding"), by reason of the fact that he, or a person of whom he is the legal representative, is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of the Proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent (hereafter an "Agent"), shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended or interpreted (but, in the case of any such amendment or interpretation, only to the extent that such amendment or interpretation permits the corporation to provide broader indemnification rights than were permitted prior thereto) against all expenses, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid or to be paid in settlement, and any interest, assessments, or other charges imposed thereon, and any federal, state, local, or foreign taxes imposed on any Agent as a result of the actual or deemed receipt of any payments under this Article) reasonably incurred or suffered by such person in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing for any of the foregoing in, any Proceeding (hereinafter "Expenses"). The right to indemnification conferred in this Article shall be a contract right.

Section 9.2 Authority to Advance Expenses.

Expenses incurred by an officer or director (acting in his capacity as such) in defending a Proceeding shall be paid by the corporation in advance of the final disposition of such Proceeding, provided, however, that if required by the Delaware General Corporation Law, as amended, such Expenses shall be advanced only upon delivery to the corporation of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Article or otherwise. Expenses incurred by other Agents of the corporation (or by the directors or officers not acting in their capacity as such, including service with respect to employee benefit plans) may be advanced upon such terms and conditions as the Board of Directors deems appropriate. Any obligation to reimburse the corporation for Expense advances shall be unsecured and no interest shall be charged thereon.

Section 9.3 Right of Claimant to Bring Suit.

If a claim under Section 9.1 or 9.2 of this Article is not paid in full by the corporation within 60 days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense (including attorneys' fees) of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending a Proceeding in advance of its final disposition where the required undertaking has been tendered to the corporation) that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant for the amount claimed. The burden of proving such a defense shall be on the corporation. Neither the failure of the corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper under the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant had not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

Section 9.4 Provisions Nonexclusive.

The rights conferred on any person by this Article shall not be exclusive of any other rights that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. To the extent that any provision of the Certificate of Incorporation, agreement, or vote of the stockholders or disinterested directors is inconsistent with these bylaws, the provision, agreement, or vote shall take precedence.

Section 9.5 Authority to Insure.

The corporation may purchase and maintain insurance to protect itself and any Agent against any Expense, whether or not the corporation would have the power to indemnify the Agent against such Expense under applicable law or the provisions of this Article.

Section 9.6 Survival of Rights.

The rights provided by this Article shall continue as to a person who has ceased to be an Agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

Section 9.7 Settlement of Claims.

The corporation shall not be liable to indemnify any Agent under this Article (a) for any amounts paid in settlement of any action or claim effected without the corporation's written consent, which consent shall not be unreasonably withheld; or (b) for any judicial award if the corporation was not given a reasonable and timely opportunity, at its expense, to participate in the defense of such action.

Section 9.8 Effect of Amendment.

Any amendment, repeal, or modification of this Article shall not adversely affect any right or protection of any Agent existing at the time of such amendment, repeal, or modification.

Section 9.9 Subrogation.

In the event of payment under this Article, the corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the Agent, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the corporation effectively to bring suit to enforce such rights.

Section 9.10 No Duplication of Payments.

The corporation shall not be liable under this Article to make any payment in connection with any claim made against the Agent to the extent the Agent has otherwise actually received payment (under any insurance policy, agreement, vote, or otherwise) of the amounts otherwise [owed to the Agent]

ARTICLE 10
NOTICES

Whenever, under any provisions of these Bylaws, notice is required to be given to any stockholder, the same shall be given either (1) in writing, timely and duly deposited in the United States Mail, postage prepaid, and addressed to his last known post office address as shown by the stock record of the corporation or its transfer agent, or (2) by a means of electronic transmission that satisfies the requirements of Section 2.4(e) of these Bylaws, and has been consented to by the stockholder to whom the notice is given. Any notice required to be given to any director may be given by either of the methods hereinabove stated, except that such notice other than one which is delivered personally, shall be sent to such address or (in the case of electronic communication) such email address, facsimile telephone number or other form of electronic address as such director shall have filed in writing or by electronic communication with the Secretary of the corporation, or, in the absence of such filing, to the last known post office address of such director. If no address of a stockholder or director be known, such notice may be sent to the office of the corporation required to be maintained pursuant to Section 1.2 of Article 1 hereof. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected, specifying the name and address or the names and addresses of the stockholder or stockholders, director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall be conclusive evidence of the statements therein contained. All notices given by mail, as above provided, shall be deemed to have been given as at the time of mailing and all notices given by means of electronic transmission shall be deemed to have been given as at the sending time recorded by the electronic transmission equipment operator transmitting the same. It shall not be necessary that the same method of giving notice be employed in respect of all directors, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others. The period or limitation of time within which any stockholder may exercise any option or right, or enjoy any privilege or benefit, or be required to act, or within which any director may exercise any power or right, or enjoy any privilege, pursuant to any notice sent him in the manner above provided, shall not be affected or extended in any manner by the failure of such a stockholder or such director to receive such notice. Whenever any notice is required to be given under the provisions of the statutes or of the Certificate of Incorporation, or of these Bylaws, a waiver thereof in writing signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is lawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the Delaware General Corporation Law, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

ARTICLE 11
AMENDMENTS

These Bylaws may be adopted, amended or repealed by the stockholders entitled to vote. The Board of Directors shall also have the authority to repeal, alter or amend these Bylaws or adopt new Bylaws (including, without limitation, the amendment of any Bylaws setting forth the number of directors who shall constitute the whole Board of Directors) by unanimous written consent or at any annual, regular, or special meeting of the Board of Directors by the affirmative vote of a majority of the whole number of directors, subject to the power of the stockholders to change or repeal such Bylaws.

EXHIBIT 4.1

Exhibit 4.1

SUBSCRIPTION AGREEMENT

To Purchase Class B Common Stock of

RICHLAND RESOURCES CORPORATION
1513 Houston St.
Sulphur Springs, Texas 75482
Attention: Kenneth Goggans, President and Chief Executive Officer

THE METHOD OF DELIVERY OF THIS SUBSCRIPTION AGREEEMENT AND ALL OTHER REQUIRED DOUCMENTS (INCLUDING PAYMENT OF FUNDS) IS AT THE ELECTION AND REISK OF THE SUBSCRIBER. IF DELIVERY IS BY MAIL, REGISTERED MAIL, WITH RETURN RECEIPT REQUESTED, IS RECOMMENDED. IN ALL CASES, SUFFICEINT TIME SHOULD BE ALLOWED FOR TIMELY DELIVERY.

Gentlemen:

You have offered me, the undersigned, the opportunity to purchase shares of Class B common stock, par value $.01 per share (the "**Common Stock**") of Richland Resources Corporation (the "Company"), as is more fully set out in the offering circular of the Company dated ______________, 2010 (the "Offering Circular") and in accordance with the terms thereof. Terms with their initial letter capitalized and not otherwise defined herein have the meanings given them in the Offering Circular.

Subject to the terms and conditions hereof, I hereby (i) subscribe to purchase _______________ shares of Common Stock at a price of $1.00 per share; (ii) tender this Subscription Agreement; (iii) tender payment of in the total amount of $___________________ (the number of shares of Common Stock to be purchased multiplied by $1.00 per share) (in cash or by a cashier's check, money order or personal check payable to the order of the Company) as payment in full for this subscription.

I understand that the funds tendered to the Company will not be held in escrow and that my subscription may be accepted upon receipt. I understand further that once the Company has accepted my subscription, my funds will not be returned.

I understand that the Company reserves the right to reject I whole or in part any subscription of Common Stock from any person or entity. I acknowledge that the Company may, in its sole discretion, accept or reject any portion of my offer to purchase such shares. If my subscription, or a portion of my subscription, is not accepted, then my funds (or the portion representing the unaccepted subscription) will be returned to me at my address indicated below, without interest on the returned amount, within 30 days of termination of the offering. If my subscription is accepted, I understand that I will receive a certificate representing the Common Stock as soon as practicable after the payment in full for my subscribed shares.

I understand that the shares of Common Stock to be issued in this offering are being offered pursuant to an exemption from registration provided by (a) Regulation A promulgated under the Securities Act of 1933, as amended, and (b) exemptions from registration under state securities, or "blue sky" laws and regulations promulgated thereunder.

I further understand that this offering of Common stock is being made only to residents of the State of Texas who are also "accredited investors" under the Texas Securities Act and the rules under the Texas Securities Act.

For purposes of this offering, a "resident of the State of Texas" is an individual whose principal residence is located in Texas or a business organization with its principal office in Texas. A business organization formed for the purpose of acquiring securities of the Company pursuant to the offering will qualify as a Texas resident only if all of the beneficial owners of such entity are residents of the State of Texas. I understand that for purposes of this offering, temporary residents of the State of Texas, such as military personnel, do not qualify to subscribe for stock offered pursuant to this offering.

I hereby represent and warrant each of the following to the Company. **[PLEASE INITIAL IN THE SPACE PROVIDED BELOW TO INDICATE ACKNOWLEDGMENT OF THE FOLLOWING REPRESENTATIONS WHERE APPLICABLE]**

______ 1. I am a resident of the State of Texas. I first learned of the investment contemplated herein in the State of Texas, and I intend that no state securities laws, other than those of such state, shall govern this transaction.

______ 2. (a) I can bear the economic risk of losing my entire investment in the Common Stock;

(b) My financial capacity is such that the total cost of my investment in the Common Stock is not material when compared to my total financial capacity;

(c) I have no need for liquidity in my investment in the Common Stock;

(d) I have substantial experience in making investment decisions of this type; and

(e) I have such knowledge and experience in financial and business matters that I am capable of evaluating the relative merits and risks in an investment in the Common Stock.

3. **INITIAL ALL THAT APPLY UNDER ITEM (3)(a), (b) and (c):**

(a) ______ I am an "Accredited Investor" as such term is defined pursuant to Rule 109.13(l) of the regulations promulgated under the Texas Securities Act ("Rule 109.13(l)"). Rule 109.13(l) defines an Accredited Investor as a person who comes within any one or more of the following categories:

______ (1) Any bank as defined in the Securities Act of 1933, §3(a)(2), whether acting in its individual or fiduciary capacity;

______ (2) An insurance company as defined in §2(13) of the Securities Act of 1933;

______ (3) An investment company registered under the Investment Company Act of 1940 or a business development company as defined in §2(a)(48) of that Act;

______ (4) A small business investment company licensed by the U.S. Small Business Administration under the Small Business Investment Act of 1958, §301(c) or (d);

______ (5) Any employee benefit plan within the meaning of Title 1 of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in such Section 3(21) of such act, which is either a bank, insurance company, or investment adviser registered under the Investment Advisers Act of 1940, or if the employee benefit plan has total assets in excess of $5 million;

______ (6) Any organization described in Section 501(c)(3) of the Internal Revenue Code, not formed for the purpose of investing in the Common Stock, with total assets in excess of $5 million;

______ (7) Any director or executive officer of the Company;

______ (8) Any person who purchases at least $150,000 of the securities being offered, where the purchaser's total purchase price does not exceed 20% of the purchaser's net worth at the time of sale, or joint net worth with that person's spouse;

______ (9) Any natural person whose individual net worth with that person's spouse, at the time of his purchase, exceeds $1,000,000;

______ (10) Any natural person who had an individual income or joint income with that person's spouse in excess of $200,000 in each of the two most recent years and has a reasonable expectation of reaching the same level in the current year; or

______ (11) Any entity in which all of the equity owners are Accredited investors under Sections (1)-(7), (9) or (10) above.

(b) ______ I am an "Individual Accredited Investor" as such term is defined pursuant to Rule 139.16 of the regulations promulgated under the Texas Securities Act ("Rule 139.16"). Rule 139.16 defines an Individual Accredited Investor as a person who comes within any one or more of the following categories:

A natural person whose individual net worth with that person's spouse, at the time of his purchase, exceeds $1,000,000, (b) a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of the two most recent years and has a reasonable expectation of reaching the same level in the current year, or (c) a self directed employee benefit plan with investment decision made solely by a person described in (a) or (b), above.

(c) ______ I am an "Accredited Investor" as such term is defined pursuant to Rule 139.19 of the regulations promulgated under the Texas Securities Act ("Rule

139.19"). Rule 139.19 defines an Individual Accredited Investor as a person who comes within any one or more of the categories in subsection (a), above (other than subsection (a)(10)), or subsection (b), or the following:

> A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment.

______ 4. I have received and read the Offering Circular. I agree to be bound by all of the terms and provisions of the offering as described in the Offering Circular and acknowledge that the Company will be relying on the information and representations with respect to me set forth herein as the basis for claiming exemptions from registration of the Common Stock under applicable securities laws and in determining whether I qualify to be a holder of the Common Stock.

______ 5. I have been afforded, during the course of the offering and prior to the sale of the Common Stock, the opportunity to ask questions of, and receive answers from, the Company, and to obtain any additional information about the Company, its business financial prospects, and this transaction, to the extent that the Company possesses such information or could acquire it without unreasonable effort of expense, necessary to verify the accuracy of the information contained in the Offering Circular, and I have in general had access to all information I have deemed material to an investment decision with respect to the purchase of the Common Stock.

______ 6. I am not acting on the basis of any representations or warranties other than those contained in the Offering Circular or on the basis of any documents or information except for the Offering Circular and any other documents or information furnished by the Company upon written request by me or my advisors.

______ 7. I will not offer, sell, pledge or otherwise dispose of all or any portion of such Common Stock purchased by me without registration except pursuant to an offering duly registered or qualified under the Securities Act and any applicable state securities laws, unless in the opinion of counsel for, or counsel satisfactory to, the Company, registration or qualification of the disposition of the Common Stock under the Securities Act and any applicable state securities laws is not required. **In no event will I resell or attempt to resell any Common Stock acquired in this offering within 12 months from the date of the last sale by the Company of any Common Stock issued as part of this offering or any subsequent offering that, under applicable securities laws, is integrated with this offering**.

______ 8 I understand that the certificates evidencing the Common Stock issued hereby will bear restrictive legends, including legends prohibiting the transfer thereof except in compliance with applicable state and federal securities laws, reflecting the requirement that the Common Stock be held for at least 12 months, and that the certificates may not be transferred except in compliance therewith and that a similar legend will be placed on any new certificate that may be issued for such Common Stock sold hereunder and presented for transfer within the 12-month period described herein.

______ 9. I understand that a proper notation will be made in the stock transfer records to ensure against the unauthorized or illegal transfer of such Common Stock.

______ 10. I understand that if I qualify as an affiliate of the Company for purposes of the Securities Act, restrictions on the resale of Common Stock that I purchase hereunder may continue beyond the expiration of the 12-month period described herein, and any certificates representing such purchase will bear appropriate restricted legends to reflect such further limitations.

______ 11. If the undersigned is a trust or other entity, it was not formed for the purpose of purchasing the Common Stock, unless otherwise disclosed in writing to the Company.

______ 12. Unless otherwise indicated in this Subscription Agreement, I am acquiring the Common Stock for investment purposes, solely for my own account and not fir distribution, transfer or resale to others.

______ 13. I represent and warrant that the information set forth in this Subscription Agreement and the Subscription Data Sheet is true and correct, with the knowledge that the Company is relying on the accuracy of the information contained herein.

I acknowledge that I understand the meaning and legal consequences of the representations made herein and agree to indemnify and hold harmless the Company from and against any and all loss, damage or liability due to or arising out of any misrepresentation. Notwithstanding the foregoing, however, no representation, acknowledgment or agreement made herein by me shall in any manner be deemed to constitute a waiver of any rights granted to me under federal or state securities laws.

This Subscription Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and may be amended only by a writing signed by all parties.

This Subscription Agreement is irrevocable and shall be binding upon and inure to the benefit of the undersigned and the Company and their respective heirs, executors, administrators, legal representatives, successors and assigns.

If any one or more of the provisions contained in this subscription agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof, and this Subscription Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

IN WITNESS WHEREOF, I have executed this Subscription Agreement as of the _____ day of _______, 201__.

TRUST OR OTHER ENTITY SUBSCRIBER	INDIVIDUAL SUBSCRIBER (and Spouse if Joint Subscriber)
(Name of Entity)	(Signature)
(Type of Entity)	(Print Name)
(State of Organization)	(Signature)
(Signature and Title)	(Print Name)

SUBSCRIPTION DATA SHEET

(Please Print or Type)

1. Name: ______________________________
2. Marital Status: ______________________________
3. Residence Address and Telephone: (Do not use a Post Office Box Address

____

____

____

____

4. Business Address, Telephone and E-Mail Address:

____

____

____

____

5. Social Security or U.S. Tax Identification Number: ______________________________
6. Preferred Mailing Address:

(Check One) ( ) Residence
( ) Business
( ) Other:

____

____

____

7. If the Common Stock is to be held by more than one person, please check if it is to be held as:

_________ (1) Tenants in common
_________ (2) Tenants by the entireties
_________ (3) Joint tenants with rights of survivorship and not as tenants in common.
_________ (4) Under Uniform Transfer to Minors Act: If so, indicate name of Custodian:

____

Name of Custodian

IF STOCK IS TO BE HELD BY MORE THAN ONE INDIVIDUAL AND NO OTHER INDICATIONS IS MADE, IT WILL BE ISSUED TO THE INDIVIDUALS AS TENANTS IN COMMON.

ACCEPTANCE OF SUBSCRIPTON

(to be completed by and at the discretion of the Company)

The foregoing subscription is hereby accepted by the Company on this ________ day of ______________, 201__, with respect to the number of shares of Common Stock indicated below.

RICHLAND RESOURCES CORPORATION

BY: ____

(Print Name and Title)

Number of Shares of Common Stock: ______________

Subscriber(s): ____

Exhibit 6.1

SUBLEASE

THIS SUBLEASE ("Sublease") is made and entered into as of the 5th day of August, 2010 between Manek Energy, Inc., a Texas corporation ("Manek"), and Richland Resources Corporation, a Delaware corporation ("Richland").

WHEREAS, Manek and Wayne Cooper Construction, Inc. ("Lessor") have entered into a lease pursuant to which Manek leases from Lessor approximately 3,000 square feet of office space in a building located at 1513 Houston Street, Sulphur Springs, Texas on a month to month basis.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereby stipulate, covenant and agree as follows:

1. Sublease. Lessor, for and in consideration of the rents herein reserved and the covenants and agreements herein contained on the part of Richland to be performed, hereby subleases to Richland, and Richland accepts from Manek, a portion of Manek's premises being a portion of the building consisting of approximately 3,000 square feet of space (the "**Premises**")

2. Term. The term of this Sublease ("Term") shall be on a month-to-month basis, and shall expire upon 30-days prior written notice of termination, unless sooner terminated in accordance with the terms of this sublease.

3. Rent. In consideration of the agreements set forth herein and of the subleasing of the Premises, Richland covenants and agrees to pay to Lessor during the Term of this Sublease, in advance and without notice, on the first day of each and every month during the Term, without setoff or deduction, at such place as Lessor may designate in writing, the basic rental for the Premises payable in equal monthly installments of $2,500. Richland covenants and agrees to pay, as additional rental, $500 payable in equal monthly installments to Manek. No security deposit shall be required.

4. Possession. Richland hereby agrees that the Premises shall be taken "AS IS" with "ALL FAULTS" and "WITHOUT ANY REPRESENTATION OR WARRANTIES." Richland acknowledges that neither Lessor nor any agent or employee of Lessor has made any representation or warranty with respect to the physical condition of the Premises or with respect to the suitability of the same for Richland's purposes, and Richland expressly represents and warrants that Richland has relied solely on its own investigation of the Premises in its decision to enter into this Sublease and sublease the Premises in its "AS IS" condition.

5. Use. Richland shall use the Premises only for general office purposes and for no other purpose whatsoever.

6. Lease and Sublease. This Sublease and all the rights of the parties hereunder are subject and subordinate to the Lease. The terms and conditions of the Lease are incorporated herein, except to the extent said terms and conditions are modified by this Sublease and except as set forth in this Sublease. Except as expressly provided herein, Richland shall have all the rights and privileges of Manek under the Lease.

7. Richland's Obligations. As between Manek and Richland, Richland shall be responsible for and shall pay for the following:

   a. All utilities consumed at the Premises;

   b. All maintenance, repairs and replacements to the Premises, to the extent Manek is obligated to perform the same under the Lease;

   c. Any tax that may be levied against the Premises or Richland's use or occupancy thereof during the Term.

8. Default. The occurrence of any one or more of the following events shall be considered an event of default (each, an "Event of Default") hereunder:

   a. Richland shall be finally adjudged an involuntary bankrupt, or a final decree or order approving, as properly filed, a petition or answer filed against Richland asking reorganization of Richland under the Federal bankruptcy laws as now or hereafter amended, or under the laws of any state, shall be entered, and any such decree or judgment or order shall not have been vacated or stayed or set aside within sixty (60) dayhs from the date of the entry or granting thereof; or

   b. Richland shall file, or admit the material allegations contained in, any petition in bankruptcy, or any petition pursuant or purporting to be pursuant to the Federal bankruptcy laws now or hereafter amended, or Richland shall institute any proceedings for relief of Richland under any bankruptcy or insolvency laws or any laws relating to the relief of debtors, readjustment of indebtedness, reorganization, arrangements, composition, or extension; or

   c. Richland shall make a general assignment for the benefit of its creditors or shall apply for consent to the appointment of a receiver for Richland or any property of Richland; or

   d. Richland shall admit in writing its inability to pay its debts as they become due; or

   e. A decree or order appointing a receiver of the property of Richland shall be made and such decree or order shall not have been vacated, stayed or set aside within sixty (60) days from the date of entry or granting thereof; or

   f. Richland shall default in any payment of rent required to be made by Richland hereunder when due as herein provided and such default shall continue for five (5) days after Manek's delivery or written notice to Richland that the same has become due and payable; or

   g. Richland shall, by its act or omission to act, cause a default or breach to occur under the Lease; or

   h. Richland fails to comply with any other provision of this Sublease and does not cure such failure by the earlier of (i) the expiration of any notice and/or cure periods applicable under the Lease where such failure to comply also constitutes a default or breach under the Lease or (ii) twenty (20) days after Lessor's delivery of written notice to Richland stating such default.

9. Remedies. Upon the occurrence of any one or more Events of Default, Lessor may exercise any remedy against Richland which Lessor may exercise for any default or breach by Manek under the Lease. Richland understands and covenants that the occurrence of any Event of Default shall not relieve Richland from the obligation of Richland to make monthly payments of rent hereunder, at the times and in the manner provided in this Sublease.

10. Insurance. Richland shall maintain policies of insurance on the premises, in such amounts as may be required by Lessor and Manek in writing.

11. Furniture and Fixtures. Manek hereby agrees to provide to Richland, and Richland agrees to accept from Manek for the Term of this Sublease, furniture located in the Premises for its use, at no cost.

12. Notices. All notices and other communications and other communications which are required or permitted hereunder shall be in writing and shall be delivered by hand, by United States certified or registered mail, postage prepaid, return receipt requested, or overnight courier service, addressed to the parties at the addresses set forth below:

    Manek Energy, Inc.
    141 County Road 1104
    Sulphur Springs, Texas 75482
    Attn: Shannon Brown

    Richland Resources, Inc.
    1513 Houston St.
    Sulphur Springs, Texas 75482
    Attn. Shannon Brown

13. Miscellaneous.

    a. Governing Law. This Sublease shall be governed in accordance with the laws of the State of Texas, and may be amended only by a written agreement signed by both parties hereto.

    b. Successors and Assigns. All terms, conditions and covenants of this Sublease shall be binding upon and inure to the benefit of the successors and assigns of the parties hereto.

[*Signatures follow on the next page*]

IN WITNESS WHEREOF, the parties have executed this Sublease as of the day and year first above written.

MANEK:

MANEK	RICHLAND
MANEK ENERGY, INC., a Texas corporation	RICHLAND RESOURCES CORPORATION, a Delaware corporation
By: /s/ Kenneth Goggans Kenneth Goggans President	By: /s/ Kenneth Goggans Kenneth Goggans Chief Executive Officer

STOCK PURCHASE AND LIMITED FINANCIAL SUPPORT AGREEMENT

This Stock Purchase and Limited Financial Support Agreement (hereinafter the "**Agreement**") is made as of August 5, 2010 by and between Kenneth Goggans, 141 CR 1104, Sulphur Springs, Texas 75482 ("**Goggans**") and Richland Resources Corporation, a Delaware corporation ("**Richland**").

1. **Purchase of Stock.** Kenneth Goggans ("Goggans"), hereby subscribes for and purchases:
   - **a.** 70,000,000 shares of the Class A Common Stock of Richland Resources Corporation, a Delaware corporation ("Richland"), and,
   - **b.** 10,000,000 shares of the Class B Common Stock of Richland.

   As payment for these shares, Goggans, upon execution of this Agreement:

   - **a.** Pays $20,000;
   - **b.** Conveys his interest in that certain Lease Purchase and Drilling Agreement dated as of January 26, 2010 by and between Carr Resources, Inc. and Manek Exploration, a sole proprietorship wholly owned by Goggans, to which Goggans assigns a value of $399,028, an amount equal to Goggans' cost basis in such interest; and
   - **c.** Agrees to provide additional capital contributions in such amounts as may be necessary to support the operations of Richland until it achieves a positive cash flow status, up to $1,000,000.
2. **Representations, Warranties and Agreements.** Goggans hereby represents and warrants to, and agrees with Richland, as follows:
   - **a.** that he can bear the economic risk of losing his entire investment in Richland;
   - **b.** that he has sufficient financial resources provide the future funding of the operations of Richland until it achieves a positive cash flow status;
   - **c.** that he has, in addition, adequate means in addition to such financial resources of providing for his current needs and personal contingencies and has no need for liquidity in his investment in the stock , including amounts to be provided for the future funding of the operations of Richland;
   - **d.** that he is acquiring the stock solely for his own account, and is not purchasing such stock with a view to or for the resale, distribution or subdivision thereof; that he has no present plans to enter into any contract, undertaking, agreement or arrangement for resale or distribution of the stock..
   - **e.** that the additional capital contributions made hereunder by Goggans shall not increase the number of shares of Class A and Class B Common Stock owned by Goggans.
3. **Name on Stock.** The shares shall be issued in the name of Kenneth Goggans.
4. **Entire Agreement.** This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and may be amended only by a writing signed by all parties.

Dated: August 5, 2010

/s/ Kenneth Goggans
Kenneth Goggans

Accepted: August 5, 2010

RICHLAND RESOURCES CORPORATION

By: /s/ Kenneth Goggans
Its: Chief Executive Officer

Exhibit 6.3

SUPPORT SERVICES AGREEMENT

This Support Services Agreement (hereinafter the "**Agreement**") is made as of June 16, 2010 by and between Manek Energy, Inc., a Texas corporation ("**Manek**"), and Richland Resources Corporation, a Delaware corporation ("**Richland**").

RECITALS

A. In the course of the formation of its business, Richland requires certain support services.

B. Manek has the facilities, personnel, and expertise to provide a variety of services and assistance in the area of, among other things, finance and accounting services, the provision of legal services, office space, and such other services and assistance as the Parties may agree; (the "**Services**").

C. Manek is willing to render the Services to Richland, on an as-needed, as-requested basis.

NOW, THEREFORE, in consideration of the foregoing and mutual covenants contained in this Agreement and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1. **Services**. Manek agrees to perform the following Support Services for Richland, on an as-needed basis:

    a. Finance and accounting services;
    b. Payroll services;
    c. Payment of expenses and trade payables;
    d. Legal consultation services;
    e. The provision of office space, including furnishings, telephone, office supplies, office services, and parking spaces;
    f. Computer systems and services;
    g. The provision of employee benefits;
    h. Treasury services;
    i. The extension of coverage under various property-casualty insurance policies; and
    j. Such other services as the Parties may agree in writing from time to time.

    Manek shall perform such Services hereunder with the same degree of care, skill and prudence customarily exercised by it in respect of its own business, operations and affairs. It is understood and agreed that the Services shall be substantially similar in nature and quality to the services performed by Manek for Richland immediately prior to the date hereof, including services performed in connection with the formation of Richland.

2. **Term**. The Term of this Agreement shall be for a period of one (1) year, commencing on the Effective Date (the "Initial Term"). After expiration of the Initial Term, the term hereof shall extend automatically for successive one year terms unless either party provides to the other written notice of its intention not to exercise automatic renewal granted herein thirty (30) days prior to the commencement of the next one year extension term.

3. **Payment.** Manek shall provide a bill monthly to Richland for any fees charged by Manek for its Services and for reimbursement of expenses incurred by Manek on behalf of Richland, or other obligation of Richland set forth herein, during the term hereof.

4. **Confidentiality**. Except in accordance with this Agreement, each party, using the same degree of care it uses to protect its own confidential information of like character, shall keep confidential and not disclose to third parties any and all confidential information relating to or in the course of providing or receiving the Services and shall use the same only for the purposes specified herein. The obligations of confidentiality and restrictions on use imposed hereunder shall not apply to the extent that the party against whom a claim of using confidential information can prove that the information provided to it was:

    a. in the public domain prior to the Effective Date of this Agreement or subsequently came into the public domain through no fault of such party; or

    b. lawfully received by such party from a source other than the other party and without obligation of confidentiality; or

    c. disclosed without restriction by or with prior written approval of the other party.

    Either party may disclose any confidential information of the other party to the extent such that the disclosing party has been advised by counsel that such disclosure is necessary to comply with laws or regulations or the extent that such disclosure is permitted under any other agreement entered into by the Parties, provided that the disclosing party shall give the other party reasonable advance notice of such proposed disclosure, shall use its best efforts to secure confidential treatment of any such information and shall advise the other party in writing of the manner of the disclosure.

    Notwithstanding the foregoing, Manek agrees to waive any claims against any former employees that may become employees of Richland for conversion or theft of trade secrets, know-how or other proprietary information.

5. **Miscellaneous**.

    a. Assignment. Neither this Agreement nor any right or obligation arising hereunder may be assigned, in whole or in part, by either Party without the prior written consent of the other Party, which consent shall not be unreasonably withheld.

    b. Entire Agreement; Amendment. This Agreement sets forth and constitutes the entire agreement between the Parties hereto with respect to the subject matter hereof, and supersedes any and all prior written or oral agreements, understandings, promises and representations made by either Party to the other concerning the subject matter hereof and the terms applicable hereto. This Agreement may not be released, discharged, amended or modified in any manner except by an instrument in writing signed by duly authorized officers of both Parties hereto.

c. No Agency. Except as otherwise agreed, neither Party shall be deemed to be or shall act as an agent or legal representative of the other for any purpose whatsoever. Neither Party shall have any right of authority hereunder to assume or create any obligation or responsibility, express or implied, on behalf of or in the name of the other.

d. Severability. If any provision of this Agreement is deemed or becomes invalid, illegal or unenforceable, such provision shall be construed or deemed amended so as to be valid and enforceable; or, if it cannot be so construed or deemed amended without materially altering the intention of the Parties, it shall be stricken and the remainder of this Agreement shall remain in full force and effect.

e. Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any person or corporation other than the Parties any legal or equitable right, remedy or clarity under this Agreement. This Agreement shall be for the sole and exclusive benefit of the Parties.

f. Choice of Law. This Agreement shall be deemed to have been entered into and shall be constructed and enforced in accordance with the laws of the State of Texas as applied to contracts made and to be performed entirely within Texas.

g. Waiver. No waiver of any right under this Agreement shall be deemed effective unless contained in a writing signed by the Party charged with such waiver, and no waiver of any right arising from any breach or failure to perform shall be deemed to be a waiver of any future such right or of any other right arising under this Agreement.

h. Headings. Section headings contained in this Agreement are included for convenience only and form no part of the agreement between the Parties.

i. Notices. All notices in connection with this Agreement shall be in writing and may be given by certified, registered or first class mail or personally delivered at the address set forth beneath the signature of the Party or any new address provided by the Party receiving notice. For purposes of this Agreement, a notice shall be deemed effective upon personal delivery to the Party or if, by mail, three (3) days after proper deposit in a mail box.

j. Failure to Enforce. The failure by either Party at any time or for any period of time to enforce any term or provision of this Agreement shall not be construed as a waiver of such term or provision or of the right of either Party to enforce each and every such term and provision.

k. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original and all of which shall constitute together but one and the same document.

IN WITNESS WHEREOF, the Parties have executed this Agreement to be effective on the date first set forth above.

Manek Energy, Inc.

By: /s/ Kenneth Goggans
Name: Kenneth Goggans
Title: President

Richland Resources Corporation

By: /s/ Kenneth Goggans
Name: Kenneth Goggans
Title: Chief Executive Officer

Amendment No. 1 to SERVICES AGREEMENT

This Amendment Number 1 dated September 14, 2010 (the "**Amendment**") to the Services Agreement (hereinafter the "**Agreement**") is made as of June 16, 2010 by and between Manek Energy, Inc., a Texas corporation ("**Manek**"), and Richland Resources Corporation, a Delaware corporation ("**Richland**").

RECITALS

A. Richland and Manek entered into the Agreement under which Manek is providing certain services to Richland. Those Services include the provision of office space, including furnishings, telephone, office supplies, office services and parking spaces.

B. Manek has entered into a Sub-Sublease dated as of August 19, 2010 and amended as of September 13, 2010, under which it is leasing a total of 8,449 share feet in Fort Worth, Texas. As part of the Services, under the Agreement, Manek shall permit Richland occupy the leased space along with Manek and that the provision of such office space shall be included among the Services.

NOW, THEREFORE, in consideration of the foregoing and mutual covenants contained in the Agreement and this Amendment and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Section 1(e) of the Agreement is hereby amended so that it reads:

    "The provision of office space, including furnishings, telephone, office supplies, office services, and parking spaces, including, without limitation, office space located in Fort Worth, Texas that is being leased and occupied by Manek pursuant to the Sub-Sublease dated as of August 19, 2010 and amended as of September 13, 2010, between Jacobs Engineering Group and Manek."

2. **Section 3 of the Agreement is hereby amended to that it reads as follows:**

    "Payments. *Manek shall provide a bill monthly to Richland for any fees charged by Manek for its Services and for reimbursement of expenses incurred by Manek on behalf of Richland, or other obligation of Richland set forth herein, during the term hereof. With respect to the office space in Fort Worth, Texas described in Section 1(e), Richland shall provide the following amounts to Manek as reimbursement for the monthly rental: For November 2010: $6,972; December 2010 – January 2011: $7,470; February 2011-November 2013: $11,488."*

3. Except as specifically amended hereby, all provisions of the Agreement shall remain in full force and effect as if set forth herein in full, and the parties agree to be bound thereby

[*Signatures on the following page*]

IN WITNESS WHEREOF, the Parties have executed this Amendment to be effective on the date first set forth above.

Manek Energy, Inc.

By: /s/ Kenneth Goggans
Name: Kenneth Goggans
Title: President

Richland Resources Corporation

By: /s/ Kenneth Goggans
Name: Kenneth Goggans
Title: Chief Executive Officer